Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lanikai Brewing Company LLC
175 C Hamakua Drive
Kailua, HI 96734
www.lanikaibrewing.com

Up to $1,234,999.68 in Class C Common Units at $2.04
Minimum Target Amount: $10,000.08

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Lanikai Brewing Company LLC
Address: 175 C Hamakua Drive, Kailua, HI 96734
State of Incorporation: HI
Date Incorporated: March 14, 2011

Terms:

Equity

Offering Minimum: $10,000.08 | 4,902 shares of Class C Common Units
Offering Maximum: $1,234,999.68 | 605,392 shares of Class C Common Units
Type of Security Offered: Class C Common Units
Purchase Price of Security Offered: $2.04
Minimum Investment Amount (per investor): $250.92

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Super Early Bird Special: Invest anything in the 1ST WEEK and receive 5% bonus units

Early Bird Special: Invest anything in the 2ND WEEK and receive 2% bonus units

Volume-Based Perks

Tier 1: Invest $500+ and receive 1 Exclusive Lanikai Brewing Co. Hat, 1 Exclusive Lanikai Brewing Co. Sticker, + 1 Exclusive Lanikai Brewing Co. Aluminum Tumbler

Tier 2: Invest $1,000+ and receive 2 Exclusive Lanikai Brewing Co. Hats, 2 Exclusive Lanikai Brewing Co. Stickers, + 2 Exclusive Lanikai Brewing Co. Aluminum Tumblers,

Tier 3: Invest $5,000+ and receive 2 Exclusive Lanikai Brewing Co. Hats, 2 Exclusive Lanikai Brewing Co. Stickers, 2 Exclusive Lanikai Brewing Co. T-Shirts, 4 Exclusive Lanikai Brewing Co. Aluminum Tumblers, 10% off Lanikai Brewing Merchandise for 1 Year

Tier 4: Invest $10,000+ and receive 2 Exclusive Lanikai Brewing Co. Hats, 2 Exclusive Lanikai Brewing Co. Stickers, 2 Exclusive Lanikai Brewing Co. T-Shirts, 4 Exclusive Lanikai Brewing Co. Aluminum Tumblers, 10% off Lanikai Brewing Merchandise for 1 Year, Help Lanikai Brewing create it's next beer! You will be invited to be a part of the recipe buildout, product testing and tasting, and brew process. (Must be 21+)

Tier 5: Invest $25,000+ and receive additional 5% bonus units, 2 Exclusive Lanikai Brewing Co. Hats, 2 Exclusive Lanikai Brewing Co. Stickers, 2 Exclusive Lanikai Brewing Co. T-Shirts, 4 Exclusive Lanikai Brewing Co. Aluminum Tumblers, 10% off Lanikai Brewing Merchandise for 1 Year, Help Lanikai Brewing create it's next beer!

You will be invited to be a part of the recipe buildout, product testing and tasting, and brew process. (Must be 21+)

Tier 6: Invest $50,000+ and receive additional 10% bonus units, 2 Exclusive Lanikai Brewing Co. Hats, 2 Exclusive Lanikai Brewing Co. Stickers, 2 Exclusive Lanikai Brewing Co. T-Shirts, 4 Exclusive Lanikai Brewing Co. Aluminum Tumblers, 10% off Lanikai Brewing Merchandise for 1 Year, Help Lanikai Brewing create it's next beer! You will be invited to be a part of the recipe buildout, product testing and tasting, and brew process. (Must be 21+)

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Lanikai Brewing Company will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class C Common Units at $2.04/ unit, you will receive 110 units of Class C Common Units, meaning you'll own 110 units for $204. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Lanikai Brewing Company (LBC) is an independently-owned, innovative, Island Inspired®, Hawai'i-made craft beer and spirits venture. In an industry that consists of large companies that mass-produce industrialized beer, we take our cues from premium, local, rare, and exotic ingredients, grown by local farmers or foraged from across the Pacific, to produce bold and flavorful beers, often using Native Hawaiian yeasts and microflora. We maintain a profound commitment to our community and islands in everything we do. As one of the most sustainable breweries in the country, we are working towards becoming one of the first carbon-negative breweries. Our local

Kailua taproom is a family-friendly gathering place with indoor and outdoor seating, a food menu, and a full-service bar.

Lanikai Brewing Company, LLC, is a limited liability company organized under the laws of the State of Hawaii on March 14, 2011. In February 2020, the Company formed Seven Mile Miracle, LLC, a wholly-owned subsidiary, for the purpose of operating a full-service bar and restaurant in Haleiwa, Hawaii.

Competitors and Industry

We are targeting those seeking authentic, Hawai'i-made, and Island Inspired® products. While most of our customer base is geographically close, our distribution covers the major cities where people travel to and from Hawai'i. We have a huge draw in the gift market with international travelers. Tourism is recovering in Hawai'i, and we anticipate continued future growth. The current trend is a strong loyalty from residents and military on the windward side of O'ahu where we have our Tap & Barrel brewpub/restaurant.

The craft beer market in Hawaii had an economic impact of $297.26 per Capita (total of $322 million) in 2021.

The craft beer market is projected to grow at a Compound Annual Growth Rate (CAGR) of 14.1% during the period 2022-2027, with North America being the largest market.

*Sources:

https://www.brewersassociation.org/statistics-and-data/state-craft-beer-stats/?state=HI

https://www.mordorintelligence.com/industry-reports/craft-beer-market

The Company has several major competitors in the craft beer market in Hawaii. Some of the top competitors in our local industry include Maui Brewing Company, Kona Brewing Hawaii, Big Island Brewhaus, Kauai Island Brewing Co. and Kauai Beer Co. Additionally, many large craft brewers on the mainland United States export their craft beer to Hawaii, so they are considered competitors as well.

Despite the present competitive landscape, the Company stands out in the industry because we produce a wide variety of premium island-inspired craft beer in small batches, with at least one local ingredient in each recipe. Additionally, our attractive packaging and eco-friendly can holders are competitive advantages. Another differentiator is that Lanikai Brewing Company also produces and sells distilled products, starting with a lemongrass gin and macadamia nut flavored amaretto, with more to come.

Current Stage and Roadmap

The Company's products have been on the market and generating sales since early

2015, and have established and maintained a premium reputation.

Our vision for Lanikai Brewing Company is to be the prominent producer of premium craft beer and distilled spirits in Hawaiʻi. Using our products as leverage, we want to solve Hawaiʻi problems with Hawaiʻi solutions and commit to integrating deeper with our farmers, growers, and partners in a 100% sustainable and environmental way. We believe we can have a profitable company that also maintains a strong focus on sustainability and showcases the best of Hawaiʻi-grown and -sourced ingredients in authentically Hawaiʻi-made craft beer and spirits.

The Team

Managers

Name: Steve Haumschild

Steve Haumschild's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Board Member and Brewmaster
  Dates of Service: January, 2014 - Present
  Responsibilities: Accountable for overall strategic and operational direction of the company, which includes the oversight of Production (brewing and distilling), Sales & Marketing, and the Tap & Barrel restaurant. The responsibilities entail long-term vision, creativity in new products and recipes, effective communication, mentoring/leadership, problem-solving, relationship building, sustainability, and risk management, among other things.

Other business experience in the past three years:

- **Employer:** Hawaiian Craft Brewers Guild
  Title: Active member of the Guild; has held the title of Vice President.
  Dates of Service: July, 2015 - Present
  Responsibilities: Support the mission of advancing the craft beer industry in Hawaii, primarily through influencing legislation that is favorable to the independent craft brewers in Hawaii.

Name: Allan Darling

Allan Darling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO and Board Member
  Dates of Service: January, 2014 - Present
  Responsibilities: Accountable for all technical accounting, financial reporting,

tax matters, treasury matters and overall compliance in the areas of accounting and tax. Also responsible for overseeing HR issues and processes.

Other business experience in the past three years:

- **Employer:** Kaiser Permanente
  Title: Sr. Director of Internal Controls
  Dates of Service: June, 2013 - December, 2020
  Responsibilities: Accountable for maintaining a strong system of internal controls for the Hawaii Region of Kaiser Permanente. Also responsible for timely and effective completion of corrective action plans to address all internal control deficiencies, as well as serving on the Hawaii Region's Compliance Committee.

Name: Dan Frerich

Dan Frerich's current primary role is with SSFM International. Dan Frerich currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: February, 2014 - Present
  Responsibilities: Role is limited to board member. Dan attends board meetings and reviews financial statements.

Other business experience in the past three years:

- **Employer:** SSFM International
  Title: Construction Inspector
  Dates of Service: August, 2020 - Present
  Responsibilities: Provide construction inspection/management support for new building construction project.

Other business experience in the past three years:

- **Employer:** Geosyntec Consultants
  Title: Construction Manager
  Dates of Service: August, 2018 - August, 2020
  Responsibilities: Provide field inspection/management support for various geotechnical field projects.

Name: Julian Ritchey

Julian Ritchey's current primary role is with RevoluSun LLC. Julian Ritchey currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: May, 2019 - Present
  Responsibilities: Role is limited to board member. Julian attends board meetings and reviews financial statements.

Other business experience in the past three years:

- **Employer:** RevoluSun LLC
  Title: Project Developer
  Dates of Service: June, 2010 - Present
  Responsibilities: Develop and design new commercial and residential projects for renewable energy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (Lanikai Brewing Company LLC) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Common Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class C Common Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the brewing and distilling industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The Class C Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Lanikai Brewing Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Lanikai Brewing Company could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven R. Haumschild Living Trust (Malia S Haumschild as beneficiary)	3,222,732	Class A Founders Units	47.0%
Steven R. Haumschild Living Trust (Malia S Haumschild as beneficiary)	2,255,650	Class P Preferred Units	
Steven R. Haumschild Living Trust (Malia S Haumschild as beneficiary)	2,600,000	Class B Employee Units	
Allan D. Darling Trust (Tracy Philips as beneficiary)	2,269,805	Class A Founders Units	23.0%
Allan D. Darling Trust (Tracy Philips as beneficiary)	288,348	Class P Preferred Units	
Allan D. Darling Trust (Tracy Philips as beneficiary)	877,274	Class B Employee Units	

The Company's Securities

The Company has authorized Class A Founders Units, Class P Preferred Units, Class B Employee Units, and Class C Common Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 605,392 of Class C Common Units.

Class A Founders Units

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote for each unit held

Material Rights

(a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.

Class P Preferred Units

The amount of security authorized is 4,293,998 with a total of 4,293,998 outstanding.

Voting Rights

One vote for each unit held

Material Rights

The total amount outstanding includes 1,019,543 units to be issued pursuant to outstanding warrants.

(a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.

Class B Employee Units

The amount of security authorized is 3,677,274 with a total of 3,677,274 outstanding.

Voting Rights

One vote for each unit held

Material Rights

(a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.

Class C Common Units

The amount of security authorized is 1,028,728 with a total of 0 outstanding.

Voting Rights

One vote for each unit held

Material Rights

(a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital

Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.

What it means to be a minority holder

As a minority holder of Class C Common Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $2,115,072, a 35% increase over fiscal year 2021 revenue of $1,564,613. The significant improvement was driven by the growing success of our Tap & Barrel pub/restaurant with expanded food service and beverage menus. Additionally, 2022 sales to our distributor more than doubled with broader distribution channels and additional new products, such as seltzers and spirits.

Cost of sales

Cost of Goods Sold (COGS) in 2022 was $745,988, an increase of approximately $204,000 (or 38%) from costs of $542,058 in fiscal year 2021. COGS as a % of Sales remained fairly constant year-over-year at about 35%, despite the inflation related impacts on food and raw materials costs, as well as freight/shipping.

Gross margins

2022 gross profit increased by almost $350,000 over 2021 gross profit and gross margins as a percentage of revenues were consistent at 65%. This performance was the result of balanced growth in both on-premise direct-to-consumer (DTC) sales from Tap & Barrel and sales to our distributor.

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, selling & general administrative expenses, occupancy expenses, insurance, depreciation, and professional fees. Total operating expenses in 2022 increased $282,000 from 2021, or 22%.

The 22% growth in expenses is less than the sales growth of 35%, representing economies of scale and the ability to expand and grow sales without a correlating increase in costs.

Historical results and cash flows:

Historically, Lanikai Brewing Company has been funded by founders' contributions and debt, and sales have grown at a steady pace. (from $360,000 in 2015 to over $2.1 million in 2022.

We still have excess capacity in our production facility so will be able to handle the expected future increases in production and sales without large investments in capital equipment. The majority of our near-term growth will come from increased sales to our distributor (both craft beer and distilled spirits) and opening two more restaurants with full-service bars for more direct-to-consumer sales.

The Company believes past financial performance is indicative of future results.Raising funds by selling equity in this crowdfunding initiative will support our growth initiatives and result in improved cash flow and profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Total cash on hand as of December 31, 2022 is $98,041.

The company obtained an Economic Injury Disaster Loan (EIDL) from the Small Business Administration (SBA) in the amount of $500,000; an initial amount of $150,000 funded in June 2020 and an amended amount of an additional $350,000 funded in May 2022. The terms of the EIDL loan require monthly principal and interest payments of $2,480 starting in December 2022. This note is for a period of 30 years with interest accruing at the rate of 3.75% per annum.

The company obtained a $100,000 loan from Intuit Financing, Inc. (IFI) in December 2022. This is a term loan for 18 months at an interest rate/APR of 11.99%. The recurring monthly payment amount is $6,095.71, with the first payment due in January 2023. This loan will be paid off in June 2024.

Founders Loan balances as of the end of December 2022 totaled $348,589. This consists of advances made by members to fund continuing operations during the Company's start-up period (2014-2016), and as needed in subsequent years. These amounts are unsecured, bear interest at a rate of Prime plus 2.0% on the principal balances, and are payable at a date in the future to be determined by the company's management.

The company has one shareholder note with a balance of $144,418 as of the end of December 2022. The principal amount was $80,000 at origination on 4/28/2015 and has accrued interest at 8% per annum.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be used to open two new restaurants with full-service bars, and to fund current growth initiatives for expanded distribution of the company's craft beer and distilled products.

These funds are not critical to the company's operations as we have existing current capital resources, as well as access to additional debt instruments, that would support working capital requirements.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. Existing working capital and funds from operations can support the on-going operations as well as near-term growth initiatives.

A successful fundraising campaign, however, would allow the company to use some of the existing working capital to reduce debt, thereby strengthening the balance sheet, and confidently execute on all planned growth initiatives.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Even if we just raise the minimum, the company will continue to operate and be sustainable.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal, that will allow for investment in near-term and long-term growth initiatives, which will elevate the company to the next level in the craft beer industry, and make it even more competitive and more sustainable. Lanikai Brewing Company would be a globally recognized brand.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time we're not planning a future capital raise, but the company does consider that to be an option should other promising growth opportunities arise.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: December 15, 2052
  This is a SBA loan that is collateralized by assets of the company and has restrictions as to the use of the proceeds. The two principal officers of the company provided personal guarantees on this loan. Amount calculated as of 12/31/2022.

- **Creditor:** Intuit Financing, Inc. (IFI)
  Amount Owed: $100,000.00
  Interest Rate: 11.99%
  Maturity Date: June 10, 2024
  Amount calculated as of 12/31/2022.

- **Creditor:** Members
  Amount Owed: $348,589.00
  Interest Rate: 7.27%
  Maturity Date: December 31, 2030
  The interest rate is prime + 2%. There is no defined payback period. Amount

calculated as of 12/31/2022.

- **Creditor:** Shareholder
  Amount Owed: $144,418.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025
  There is no defined payback period. Amount calculated as of 12/31/2022.

Related Party Transactions

- **Name of Entity:** Allan Darling
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Founder's Loan balance of $116,522 as of 12/31/22
  Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

- **Name of Entity:** Brandon Cody
  Relationship to Company: One of the original co-founders, however no longer associated with the company.
  Nature / amount of interest in the transaction: Founder's Loan balance of $24,235 as of 12/31/22
  Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

- **Name of Entity:** Dan Frerich
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Founder's Loan balance of $21,322 as of 12/31/22.
  Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

- **Name of Entity:** Steve Haumschild
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Founder's Loan balance of $186,509 as of 12/31/22.
  Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

Valuation

Pre-Money Valuation: $28,501,394.88

Valuation Details:

After reviewing past successful equity raises in our industry, we have observed the revenue multiple to be anywhere from 5x revenue to 16x.

We believe that a 12.9X multiple is appropriate. Using our past 12 months revenue for

Lanikai Brewing Company $2.2 million (Feb 2022 - Feb 2023) gets us to a Valuation of $28.5M.

We believe LBC can support a multiple at the high end of this range based on the fact our past 12 months revenue doesn't include new bar/restaurant locations (Haleiwa, Hilo, Lahaina) or the continuing ramp-up in sales to our distributor, all of which are relatively near-term revenue streams for which most of the research and strategy have already been accomplished.

For example, we are already under lease for the Haleiwa location, have a signed Letter of Intent (LOI) for the Hilo location, and had a walk-through of the Lahaina facility with the developer and project manager at their request.

With regard to a continuing ramp-up in sales to our distributor, this is based on their agreement to support our growth and the additional products available. (i.e. new beer styles, seltzers, and distilled products)

This pre-money valuation was calculated internally by the company without the use of any formal independent third party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.08 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  5.0%

Enhance company website and social media exposure.

- *Research & Development*
  1.5%
  Invest in various testing equipment to ensure quality of new products

- *Company Employment*
  10.0%
  Recruit new skillsets to support expanding distilling operation as well as the new restaurant on the north shore.

- *Operations*
  10.0%
  Invest in new equipment to support expanding distilling operations as well as new restaurant on the north shore.

- *Working Capital*
  8.0%
  Ensure sufficient working capital to cover all period expenses during growth period.

- *Inventory*
  10.0%
  Invest in additional raw materials to support growth in production and sales volumes.

- *New Restaurant*
  50.0%
  Build out of new restaurants, which includes structural enhancements as well as new furniture and equipment.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.lanikaibrewing.com (www.lanikaibrewing.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lanikaibrewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lanikai Brewing Company LLC

[See attached]

Consolidated Financial Statements and Report of Independent Certified Public Accountants

Lanikai Brewing Company, LLC, and its wholly owned subsidiary, Seven Mile Miracle, LLC

December 31, 2022 and 2021

Contents



VERITY
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members,
Lanikai Brewing Company, LLC, and its wholly-owned subsidiary, Seven Mile Miracle, LLC:

We have reviewed the accompanying consolidated financial statements of Lanikai Brewing Company, LLC, and its wholly-owned subsidiary, Seven Mile Miracle, LLC, (collectively, the "Company") which comprise the consolidated balance sheets as of December 31, 2022 and 2021 the related consolidated statements of operations, changes in members' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "consolidated financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants ("AICPA"). Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the consolidated financial statements for them to be in accordance with U.S. GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Verity CPAs

March 14, 2023

Lanikai Brewing Company, LLC

CONSOLIDATED BALANCE SHEETS

As of December 31,

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 98,041	$ 21,516
Accounts receivable, net	34,203	15,933
Inventory	135,385	80,552
Prepaid expenses and other current assets	20,270	18,060
Right-of-use asset, current portion	84,606	-
Total current assets	372,505	136,061
NON-CURRENT ASSETS		
Property and equipment, net	464,050	517,223
Deposits	21,739	21,739
Right-of-use asset, less current portion	411,207	-
Total non-current assets	896,996	538,962
TOTAL ASSETS	$ 1,269,501	$ 675,023
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 35,843	$ 17,304
Accrued expenses	86,089	121,252
Small Business Administration loans, current portion	32,240	13,889
Merchant loans, current portion	107,774	46,789
Lease liability, current portion	84,606	-
Total current liabilities	346,552	199,234
NON-CURRENT LIABILITIES		
Small Business Administration loans, less current portion	467,760	136,111
Merchant loans, less current portion	-	25,000
Accrued interest expense	20,092	8,661
Notes payable to members	493,006	520,927
Lease liability, net, less current portion	411,207	-
Total non-current liabilities	1,392,065	690,699
COMMITMENTS AND CONTINGENCIES	-	-
Total liabilities	1,738,617	889,933
MEMBERS' DEFICIT		
Preferred units	175,000	175,000
Members' contributions, net	219,500	225,500
Accumulated deficit	(863,616)	(615,410)
Total members' deficit	(469,116)	(214,910)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 1,269,501	$ 675,023

The accompanying notes are an integral part of these consolidated financial statements.

Lanikai Brewing Company, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31,

	2022	2021
REVENUES	$ 2,115,072	$ 1,564,613
COSTS OF GOOD SOLD	745,988	542,058
Gross profit	1,369,084	1,022,555
OPERATING EXPENSES:		
Payroll and payroll related expenses	1,035,373	797,954
Selling, general, and administrative	230,884	240,528
Occupancy expenses	193,213	157,272
Insurance	90,160	71,889
Depreciation	22,393	22,691
Professional fees	18,935	18,541
Total operating expenses	1,590,958	1,308,875
LOSS FROM OPERATIONS	(221,874)	(286,320)
OTHER INCOME (EXPENSE):		
Other miscellaneous income	35,775	5,045
Grant revenue	-	112,096
Interest expense	(62,107)	(40,721)
Total other (expense) income, net	(26,332)	76,420
NET LOSS	$ (248,206)	$ (209,900)

The accompanying notes are an integral part of these consolidated financial statements.

Lanikai Brewing Company, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' DEFECIT

For the two-years ended December 31, 2022

	Preferred Units	Members' Contributions, net	Accumulated Deficit	Total
Balance at January 1, 2021	175,000	$ 231,500	$ (405,510)	$ 990
Distributions	-	(6,000)	-	(6,000)
Net loss	-	-	(209,900)	(209,900)
Balance at December 31, 2021	175,000	225,500	(615,410)	(214,910)
Distributions	-	(6,000)	-	(6,000)
Net loss	-	-	(248,206)	(248,206)
Balance at December 31, 2022	175,000	$ 219,500	$ (863,616)	$ (469,116)

The accompanying notes are an integral part of this consolidated financial statement.

Lanikai Brewing Company, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (248,206)	$ (209,900)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt recoveries	(92)	(712)
Depreciation	95,381	22,691
Disposal of property and equipment	20,105	-
Changes in assets and liabilities:		
Accounts receivable	(18,178)	7,443
Inventory	(54,833)	4,834
Prepaid expenses and other current assets	(2,210)	(8,448)
Accounts payable	18,539	(33,558)
Accrued expenses	11,431	8,661
Accrued interest expenses	(17,019)	76,776
Net cash used in operating activities	(195,082)	(132,213)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(72,813)	(61,851)
Proceeds from disposal of proprty and equipment	10,500	-
Payments of refundable deposits	-	(1,446)
Net cash used in investing activities	(62,313)	(63,297)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease obligation	-	(209)
Proceeds from Small Business Administration loans	350,000	-
Proceeds from merchant loan	194,800	71,789
Payments on merchant loan	(158,815)	(13,600)
Payments on commercial loan	(46,065)	-
Proceeds from notes payable to members	-	9,167
Distributions to members	(6,000)	(6,000)
Net cash provided by financing activities	333,920	61,147
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	76,525	(134,363)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	21,516	155,879
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 98,041	$ 21,516
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 17,093	$ 7,857
Non-cash financing activity - capitalization of interest to notes payable to members	$ 21,383	$ 27,310

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – COMPANY BACKGROUND

Organization and nature of operations

Lanikai Brewing Company, LLC, is a limited liability company organized under the laws of the State of Hawaii. Lanikai Brewing Company, LLC, is comprised of a microbrewery and distillery that produces, packages and distributes a variety of "island-inspired" craft beer styles, craft spirits; and a craft pub that serves alcoholic and non-alcoholic beverages, as well as food, to the public.

In February 2020, the Company formed Seven Mile Miracle, LLC, a wholly owned subsidiary, for the purpose of operating a full-service bar and restaurant in Haleiwa, Hawaii.

Operating agreement

The following presents a summary of significant financial terms of Lanikai Brewing Company's Operating Agreement: (a) no member shall be personally liable for the expenses, debts, obligations, or liabilities of the Company and (b) profits and losses of the Company are to be allocated among the members in proportion to their respective membership percentage interest. The Operating Agreement should be referred to for more specific terms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies for Lanikai Brewing Company, LLC, and its wholly owned subsidiary, Seven Mile Miracle, LLC, (collectively, the "Company"), that are applied consistently in the preparation of the accompanying consolidated financial statements are as follows.

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements have been on the going concern basis of accounting and are dependent upon the Company having sufficient liquidity to fund its operations for at least the next twelve months from the issuance of these consolidated financial statements in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic No. 205-40, *Presentation of Consolidated financial statements—Going Concern*.

The Company incurred a loss of $248,206 and $209,900 for the years ended December 31, 2022 and 2021, respectively, and had an accumulated deficit of $863,616 and $615,410 as of December 31, 2022 and 2021. The Company's principal sources of liquidity have been from operations, the Small Business Administration, and commercial and member loans. The Company's internal plans and forecasts indicate that it will have sufficient liquidity to continue to fund its business and operations for at least the next twelve months. The Company intends to satisfy its current and future working capital and debt service obligations through the expansion of operations.

Lanikai Brewing Company, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2022 and 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with maturities of three-months or less at the acquisition date and money market funds to be cash equivalents.

The Company maintains cash and cash equivalent deposit accounts at a financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for up to $250,000. As of December 31, 2022 and 2021, there were no uninsured bank balances.

Accounts receivable, net

Accounts receivable are recorded at the invoiced amount and do not accrue interest. Accounts receivable consists of receivables due from sales of its craft beer.

It is the Company's policy to provide for an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal receivables are due 30 days after the issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. The allowance for doubtful accounts was $0 and $92 as of December 31, 2022 and 2021, respectively. Recovery of bad debt was $92 and $712 for the years ended December 31, 2022 and 2021, respectively.

Opening and closing balances for accounts receivable were as follows:

	January 1, 2021	December 31, 2021	December 31, 2022
Accounts receivable, net	$ 22,664	$ 15,933	$ 34,203

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Inventory consist of raw materials, work in progress, and finished goods. The Company values inventory at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Property and equipment, net

The Company's property and equipment primarily consist of production and packaging equipment. These items include fermenters, a bottling line, walk-in refrigeration system, a keg washing machine, distilling equipment, a mobile canning line, and other brewing equipment. Additionally, the craft pub has bar furniture, a walk-in refrigeration unit, condensing unit, and a draft beer dispensing system, as well as leasehold improvements for electrical and flooring improvements.

Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets are as follows.

Brewery equipment	10 years
Distilling equipment	10 years
Furniture and equipment	3 years
Vehicles	2 years

Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expenses as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is charged to income for the period.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company uses the risk-free-rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the risk-free-rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Revenue recognition

The Company's sources of revenue are as follows:

	2022	2021
Craft Pub/Restaurant	$ 1,652,999	$ 1,349,974
Beer sales	462,073	213,533
Online merchandise	-	1,106
	$ 2,115,072	$ 1,564,613

Revenues are stated net of incentives, discounts, and returns. The Company's revenues are generated from activities that have a single performance obligation and are recognized at the point in time when control transfers and the Company's obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. The cost of various programs, such as price promotions and rebates are recorded as a reduction of sales. There were no outstanding contract liabilities as of December 31, 2022, and 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs of goods sold

The Company's cost of goods sold includes costs incurred in the brewing and shipping of its craft beer. These costs include brewing materials, such as barley, hops, and various grains. Packaging materials, such as cans, cardboard, labels and caps are also included in our cost of goods sold. Additionally, the Company's cost of goods sold includes freight and shipping, work in process, finished goods, and manufacturing overhead costs (i.e., direct labor for brewing/production, electricity, and depreciation of brewing equipment).

Hawaii general excise tax

The State of Hawaii imposes a general excise tax of 4.0% on sales within the State, plus an additional 0.5% on such gross receipts within the City and County of Honolulu. It is the Company's policy to record these taxes in gross in revenues and costs of goods sold. Amounts billed and collected from customers and remitted to the State of Hawaii were $74,515 and $60,909 for the years ending December 31, 2022 and 2021, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Income taxes

As a limited liability company, the Company has elected to be treated as a partnership for income tax purposes and is therefore not subject to income taxes. Taxable income or losses are reported by the members on their respective income tax returns based on their percentage of ownership. Consequently, no provision for income taxes is reported in the accompanying consolidated financial statements.

In evaluating a tax position for recognition, the Company evaluates whether it is more-likely-than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than not recognition threshold, the tax position is measured and recognized in the Company's consolidated financial statements as the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized upon ultimate settlement.

The Company files income tax returns in the United States Federal and the State of Hawaii jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.

The Company did not recognize any tax liabilities for income taxes associated with unrecognized tax benefits as of December 31, 2022 and 2021. It is the Company's policy is to include interest and penalties related to unrecognized tax benefits, if any, within the other expenses in the consolidated statements of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently issued accounting pronouncements

New accounting pronouncements are issued by the FASB and are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes the impact of other recently issued accounting pronouncements will not have a material impact on the consolidated balance sheets or consolidated statements of operations, changes in members' deficit, and cash flows, or do not apply to the Company's operations.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This ASU requires lessees to recognize right-of-use assets and lease liabilities for all leases, including operating leases, with a term greater than 12 months. Lessees will no longer be provided with a source of off-balance sheet financing. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. We are also required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. The ASU was effective for the Company on January 1, 2022. The adoption of the standard did not have a material impact in the consolidated balance sheets and did not have an impact in the consolidated income statements. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases, while the Company's accounting for finance leases remained substantially unchanged.

NOTE 3 – INVENTORY

Inventory consists of the following as of December 31:

	2022	2021
Raw materials	$ 61,277	$ 29,933
Work in process	15,995	17,010
Finished goods	58,113	33,609
Total inventory	$ 135,385	$ 80,552

NOTE 4 – PROPERTY AND EQUIPMENT, net

Property and equipment consists of the following as of December 31:

	2022	2021
Brewery equipment	$ 589,693	$ 557,104
Distilling equipment	103,651	103,651
Furniture and equipment	145,911	138,146
Vehicles	39,699	37,699
Leasehold improvements	109,666	120,313
	988,620	956,913
Less accumulated depreciation	(524,570)	(439,690)
Total property and equipment, net	$ 464,050	$ 517,223

Depreciation expense was $95,381 for the year ended December 31, 2022 and was included as a component of costs of goods sold, $72,989, and operations, $22,393, in the accompanying consolidated statement of operations. Depreciation expense was $81,964 for the year ended December 31, 2021, and was included as a component of costs of goods sold, $59,273, and operations, $22,691, in the accompanying consolidated statements of operations.

NOTE 5 – MERCHANT LOANS

The Company obtained loans from both American Express Bank on December 7, 2019, and Blue Vine Capital on September 5, 2019. American Express Bank granted a loan of $50,000 for a term of 12 months and an annual percentage rate of 6.99%. Blue Vine Capital granted a loan of $50,000 for a term of 6 months. Interest accrues at a percentage rate of 0.45% per seven-day period. These loans were paid off during the year ended December 31, 2021.

During the year ended December 31, 2021, the Company obtained loans on April 27, 2021, from Intuit Financing Inc., and on July 20, 2021 from The Odom Corporation. Intuit Financing Inc., granted a loan of $71,000 for 12 months and an annual percentage rate of 9.99%. The Odom Corporation granted a loan of $50,000 for a term of 24 months with interest at a rate of 2.00% per annum. During the year ended December 31, 2022 the Company obtained another Intuit loan of $100,000 for 18 months and an annual percentage rate of 11.99%.

The Company obtained two additional loans from Toast Capital LLC during March and October 2022 of $45,000 and $49,800. During the year ended December 31, 2022, The Company paid off the entire $45,000 loan. The second Toast loan matures in 90 days with a daily holdback percentage of 13.20%.

Interest expense

Interest expense on these loans were $3,966 and $4,982 for the years ended December 31, 2022 and 2021, respectively.

NOTE 5 – MERCHANT LOANS (continued)

Future maturities

Future maturities of long-term notes payable are as follows for the years ending December 31:

2023	$	72,408
2024		35,366
	$	107,774

NOTE 6 – SMALL BUSINSS ADMNISTRATION LOANS

During the year ended December 31, 2021, the Company received a second round of PPP from the Small Business Administration's ("SBA") Paycheck Protection Program ("PPP") in the amount of $112,096. Under the terms of the PPP, the Company was eligible for and received forgiveness of the full loan amount. This note was forgiven in July 2021.

During the year ended December 13, 2020, the Company obtained Economic Injury Disaster Loan ("EIDL") of $150,000. The terms of the EIDL require monthly principal and interest payments of $731 which started in June 2021. This note is for a period of 30 years and bears interest at 3.75%. In May 2022, the loan agreement was modified from $150,000 to $500,000. The loan still accrues interest at 3.75% and matures in 30 years.

Interest expense

Accrued interest payable on this loan was $13,113 and $5,625 for the years ended December 31, 2022 and 2021, respectively.

Future maturities

Future maturities of long-term notes payable are as follows for the years ending December 31:

2023	$	29,760
2024		29,760
2025		29,760
2026		29,760
2027		29,760
Thereafter		427,590
		576,390
Less interest accrued		(76,390)
	$	500,000

Covenants

This note is subject to certain financial covenants of which the Company was in compliance of as of December 31, 2022.

NOTE 7 – NOTES PAYABLE TO MEMBERS

Notes payable to members consist of advances made by members to fund continuing operations during the Company's start-up period; 2014 – 2016, and as needed in subsequent years. Amounts due to members are unsecured, bear interest at a rate of Prime plus 2.00%, or 9.50% and 5.25% as of December 31, 2022 and 2021, respectively, on the principal balances. Interest is compounded annually, and are the notes are payable at a date in the future to be determined by the Company's management.

Interest expense

Interest expense on these loans was $21,383 and $27,310, for the years ended December 31, 2022 and 2021, respectively, and was added to the principal of the notes.

NOTE 8 – OPERATING LEASES

The Company occupies two commercial spaces under non-cancellable operating leases. The Company has classified these leases as operating leases. Certain leases provide for renewal options, Hawaii general excise tax, and common area maintenance. The Company's commercial space leases require it to make variable payments for the Companies proportionate share of property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Month-to-month and operating leases with a term of less than one year are not subject to the right-of-use asset and liability provisions of *ASU 2016-02, Lease (Topic 842)*.

Brewery lease

On June 27, 2014, the Company entered into a three-year non-cancellable operating lease agreement for its brewery. In August 2021 this lease was amended to exercise the renewal option extending the term to August 31, 2026. This lease contains escalation clauses and requires initial base rents of $6,808 per month with annual increases of 5% thereafter.

Kailua craft pub/restaurant lease

On June 1, 2017, the Company entered into a five-year non-cancellable operating lease agreement for its craft brew pub located in Kailua, Hawaii. This lease was extended through December 31, 2026. This lease contains escalation clauses and requires initial base rents of $7,930 per month with annual increases of 5% thereafter.

Haleiwa craft pub/restaurant lease

On February 1, 2021, the Company entered into a five-year non-cancellable operating lease agreement for its full-service bar and restaurant located in Haleiwa, Hawaii. Due to a complex wastewater discharge issue that is in the process of getting resolved, the commencement date of the lease is currently unknown.

The lease contains an option to extend for four additional years. This lease contains escalation clauses and requires initial base rents of $7,227 per month with annual increases of 3% thereafter.

NOTE 8 – OPERATING LEASES (continued)

Security deposits

Security deposits on these leases were $21,739 and $21,739 as of December 31, 2022 and 2021, respectively.

The components of the operating lease are as follow for the year ending December 31:

	2022
Operating lease cost	$ 307,998
Operating cash flow	$ 84,606
Right-of-use asset obtained	$ 495,813
Weighted average remaining lease term	5 years
Weighted average discount rate	2.83%

Rent expense

Total rent expense were $230,505 for the year ended December 31, 2022, and is included as a component of costs of goods sold, $67,782, and occupancy expenses, $162,723, in the accompanying consolidated statement of operations. Total rent expenses were $206,258 for the year ended December 31, 2021, and is included as a component of costs of goods sold, $64,721, and occupancy expenses, $141,537, in the accompanying consolidated statement of operations.

Future minimum lease commitments

Future minimum rental payments under non-cancellable operating leases are as follows for the years ending December 31:

2023	$ 319,720
2024	333,350
2025	347,600
2026	328,325
2027	115,059
Thereafter	118,511
	$ 1,562,565

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated its December 31, 2022 and 2021, consolidated financial statements for subsequent events through March 14, 2023, the date the consolidated financial statements were available to be issued and did not identify any subsequent events for additional disclosure in the consolidated financial statements.

***

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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INVEST IN LANIKAI BREWING COMPANY TODAY!

Island-Inspired

Lanikai Brewing Company is an Island Inspired® craft beer and spirits company with 100% of our brews made in Hawaiʻi. All of our products feature locally grown Hawaiian ingredients....
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

LANIKAI
BREWING CO.
CHEEHOO IPA
MOKU IMPERIAL
PILLBOX PORTER
GIN

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST



- In an industry of large companies that mass-produce industrialized beer, Lanikai Brewing Company creates authentic, Hawaiʻi-made craft beer and spirits using native, premium ingredients and is one of the most sustainable breweries in the country.



- The global craft beer market had a 2021 value of $26.8 billion and is only continuing to grow.* Lanikai Brewing Company is thriving in this market, experiencing exponential growth. Hawaiʻi is one of the smallest producer markets (only 18 breweries state-wide), yet we receive around 8.5 million visitors per year. As it stands, we have a disproportionate amount of breweries per visitor compared to other places, putting local producers in high demand. Hawaiʻi is also the springboard to the Asian markets, opening doors to tremendous opportunities for local businesses.



- The company aligns itself to modern consumer values by focusing on authenticity, sustainability, and transparency.* We have always been community-focused, and it's time to have more

*Market information provided by (source) (source)

Invest Now
$2.04 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$250.92	$28.5M

THE PITCH

Lanikai Brewing Company (LBC) is an independently-owned, innovative, Island Inspired®, Hawaiʻi-made craft beer and spirits venture. Devoted to the islands of Hawaiʻi and the local community, Lanikai is one of the most sustainable breweries in the country and incorporates ingredients grown locally and native to Hawaiʻi in all products. Our local Kailua, Oʻahu taproom is a family-friendly gathering place with indoor and outdoor seating, a food menu, and a full-service bar. Numerous additional locations are in motion for the near future, including Hilo, Oʻahu's North Shore, and another neighbor island location. Lanikai Brewing is also currently working to upscale to a larger production facility within the coming years in order to keep up with our increasing product demand.

OVERVIEW

Taste our love of and commitment to

Hawaiʻi in every Lanikai beer and spirit

Lanikai's distinguished beers and spirits result from our never-ending commitment to preserve the beauty and integrity of Hawaiʻi. Our products are bold, flavorful, and seasonal, and our business practices are transparent and island-first, using ingredients local to Hawaiʻi. We are proud to be one of the most energy-efficient and sustainable breweries in the nation, and our restaurant and brewpub is registered as "Ocean Friendly" by the Surfrider Foundation.



THE BUSINESS MODEL

We've created a line of Island Inspired beers and spirits to represent Hawaiʻi in the craft beverages market

In an industry that consists of large companies that mass-produce industrialized beer and spirits, we take our cues from premium, local, rare, and exotic ingredients, grown by local farmers or foraged from across the Pacific, to produce bold and flavorful beverages, often using Native Hawaiian yeasts and microflora. We maintain a profound commitment to our community and islands in everything we do. Already one of the most sustainable breweries/distilleries in the country, we are working towards becoming one of the first that is completely carbon-negative.




PARTY WAVE PILSNER
PARTY WAVE PILSNER

We proudly use the first eco-friendly four-pack ring made from fiber by-product waste, designed to replace plastic rings, which are truly damaging our environment. The eco rings are compostable and biodegradable.

Spearheading our beer selection are our four Flagships: Moku Imperial IPA, Pillbox Porter, Party Wave Pilsner, and Cheehoo IPA. Our **Hawaiian Wild Ales** are brewed and fermented with yeast and bacteria found only in Hawai ʻ i. We also offer 15 incredible **Seasonal Beers** which range from sours to barleywine, stouts to Hefs. We also produce exceptional small-batch spirits highlighting the authentic flavors of the islands: our lemongrass gin, our macadamia-flavored amaretto–“Macaretto”–as well as our latest addition - Pineapple Swipe, Pineapple Lilikoi Swipe, and Pineapple Mango Swipe – have all met great acclaim. We have been featured in Forbes Magazine, Lonely Planet as one of the Best Breweries in the World, KauKau, JTB, and countless other publications for our products.


DISTRIBUTION GROWTH OVER THE YEARS
*Numbers Represent Distribution Points
750
500
250
0
80
155
332
2020
2021
2022
2023

THE MARKET & OUR TRACTION

Authentic Hawaiʻi-made beer and spirits is our distinctive niche in the booming craft beverage market

MAJOR RETAILERS



CARRYING LANIKAI BREWING CO.

TURTLE BAY · SAFEWAY · WHOLE FOODS MARKET · KTA SUPER STORES · Tamura's Market

POTENTIAL 2023
RETAILER ADDITIONS

Foodland · 7-ELEVEN · COSTCO WHOLESALE · ABC STORES · Longs Drugs

After prevailing through COVID-19 and adding even more superior offerings to our menu, Lanikai Brewing Company is poised to expand. We have recently secured a strong financial partner to help us establish a large production facility on Oʻahu and have 3 additional taproom/restaurant locations across the Hawaiian Islands already in motion. Most importantly, our distributor closed a deal with Anheuser-Busch (A-B) for exclusive distribution rights in Hawaiʻi, which has already led us to double our sales. As our brand strengthens, we find ourselves ideally situated to rise to the top of the multibillion-dollar craft beverage industry.



GROWTH OPPORTUNITIES
LANIKAI
BREWING CO.
New Taprooms/Restaurants
We will be opening 2 new restaurants in 2023 with multiple opportunities for further expansion in the coming years.
Hawaii Tourism
Nearly 9.25 million people visited the Hawaiian islands in 2022. Tourism trends continue to improve post-COVID.
Distribution Channels
We are making a huge leap into Safeway in 2023 with potential to partner with 2 other major retailers (Foodland and ABC Stores). We just began distribution of our Spirit line as well!
Events
We have initiated a large event calendar for 2023 in order to continue raising brand awareness. These events will cover all of the islands and will spread to our new locations as they open.

WHY INVEST

Join us in becoming the sustainable craft beer and spirits leader

This is the first time we are offering the public an opportunity to invest in a slice of our paradise. Since 2014, we've successfully produced exceptional, unique, and conscientious Hawaiʻi-made beer and spirits. We are selling 100% of what we make as fast as we can make it and are on track to reach three times our current distributions this year alone. We have huge opportunities to expand our brand direct-to-consumers and are building multiple restaurants across Hawaiʻi. But we need more capital to foster this growth. From wherever you are, you can be a part of our sun-soaked, drink-in-hand, adventure-seeking, island lifestyle. Un-tapped opportunity awaits.



INVEST IN
LANIKAI
BREWING CO.

EARLY BIRD SPECIAL

Invest anything in the 1ST WEEK and receive 5% bonus shares

Invest anything in the 2ND WEEK and receive 2% bonus shares

Tier 1 — $500

- 1 Exclusive Lanikai Brewing Co. Hat
- 1 Exclusive Lanikai Brewing Co. Sticker
- 1 Exclusive Lanikai Brewing Co. Aluminum Tumbler

$1000 — Tier 2

- 2 Exclusive Lanikai Brewing Co. Hats
- 2 Exclusive Lanikai Brewing Co. Stickers
- 2 Exclusive Lanikai Brewing Co. Aluminum Tumblers

Tier 3 — $5000

- 2 Exclusive Lanikai Brewing Co. Hats
- 2 Exclusive Lanikai Brewing Co. Stickers
- 2 Exclusive Lanikai Brewing Co. T-Shirts
- 4 Exclusive Lanikai Brewing Co. Aluminum Tumblers
- 10% off Lanikai Brewing Merchandise for 1 Year

$10000 — Tier 4

- 2 Exclusive Lanikai Brewing Co. Hats
- 2 Exclusive Lanikai Brewing Co. Stickers
- 2 Exclusive Lanikai Brewing Co. T-Shirts
- 4 Exclusive Lanikai Brewing Co. Aluminum Tumblers
- 10% off Lanikai Brewing Merchandise for 1 Year
- Help Lanikai Brewing create it's next beer! You will be invited to be apart of the recipe buildout, product testing and tasting, and brew process. (Must be 21+)

Tier 5 — $25000

- Additional 5% bonus shares
- 2 Exclusive Lanikai Brewing Co. Hats
- 2 Exclusive Lanikai Brewing Co. Stickers
- 2 Exclusive Lanikai Brewing Co. T-Shirts
- 4 Exclusive Lanikai Brewing Co. Aluminum Tumblers
- 10% off Lanikai Brewing Merchandise for 1 Year
- Help Lanikai Brewing create it's next beer! You will be invited to be apart of the recipe buildout, product testing and tasting, and brew process. (Must be 21+)

$50000 — Tier 6

- Additional 10% bonus shares
- 2 Exclusive Lanikai Brewing Co. Hats
- 2 Exclusive Lanikai Brewing Co. Stickers
- 2 Exclusive Lanikai Brewing Co. T-Shirts
- 4 Exclusive Lanikai Brewing Co. Aluminum Tumblers
- 10% off Lanikai Brewing Merchandise for 1 Year
- Help Lanikai Brewing create it's next beer! You will be invited to be apart of the recipe buildout, product testing and tasting, and brew process. (Must be 21+)

ABOUT

HEADQUARTERS
**175 C Hamakua Drive
Kailua, HI 96734**

WEBSITE
View Site ⬈

Lanikai Brewing Company is an Island Inspired® craft beer and spirits company with 100% of our brews made in Hawaiʻi. All of our products feature locally grown Hawaiian ingredients. As one of the most sustainable breweries in the country, we are working towards becoming one of the first carbon-negative breweries.

TEAM








Steve Haumschild
CEO, Board Member and Brewmaster

Mr Haumschild is an accomplished and motivated serial entrepreneur with over 25 years of leadership experience. Awarded Hawaii Entrepreneur of the Year (2019)by the Hawaii Venture Capitalist Association and recognized by the State of Hawaii Legislature and 40 Under 40 business leaders (2013) from Pacific Business news. Mr. Haumschild graduated from the University of Hawaii Shidler College of Business Executive Master of Business program in 2011 also holding degrees from The Ohio State University in Evolution, Ecology and Organismal Biology (Bachelors of Sciences). He is a graduate of Siebel Institute of Technology Associates in Brewing Program as well as a Certified Cicerone. Mr Haumschild is also a professional business consultant, tailored for business both domestically and international, from start-ups to exit.



Allan Darling
CFO and Board Member

Allan (Al) Darling functions as the Financial Director who oversees the accounting and financial administration for the company. He is a CPA with over 30 years of corporate leadership experience in a variety of industries, including 6 years as the Director of Internal Audit for Alexander & Baldwin (A&B) in Honolulu..

Al earned his BA degree in Accounting from National University in San Diego and graduated from University of Hawaii's Shidler College of Business Executive MBA Program in May 2011. Al is an enthusiastic connoisseur of finer craft brews as well as an accomplished adventurer. He is an OC1 Paddler and enjoys exploring the islands in his spare time.



Dan Frerich
Board member

Dan's background includes a degree in Environmental Science from Oregon State University. While at OSU, he took a course in fermentation science which sparked his interest in brewing. Following college, he moved to Hawaii and has 25+ years working in the environmental/construction consulting industry.



Julian Ritchey
Board member

Julian Ritchey is a University of Texas at Austin Graduate with degrees in Finance and Pre-Dental. He has 30 years of experience in the hospitality industry as an owner, manager, consultant and bartender in bars, restaurants, hotels, and nightclubs. Upon moving to Hawaii in 2010, Julian changed careers and is now one of Hawaii's leaders as a renewable energy project developer. He is the senior developer with RevoluSun, Hawaii's number one PV installer. He started with RevoluSun on 05/01/2010.



Kumu Hula Malia Haumschild
Cultural Advisor

Kumu Hula Malia is a Kanaka ʻŌiwi & 18+ year Native Hawaiian cultural advisor.

She has served as Chief of Staff to Hawaii State Representative Mele Carroll (Vice Chair of Committee on Hawaiian Affairs), and as senior political aide at the Office of Hawaiian Affairs for Boardchairperson Haunani Apoliona.

In addition to her extensive background in government & business, in 2019 Kumu Hula Malia ʻūniki as Hoʻopaʻa Laeoʻo (Chanter). Then in 2021, after more than 30 years of study, Kumu Hula Malia ʻūniki as a Kumu Hula in an ʻailolo ceremony.

Kumu Malia holds an Executive M.B.A. from the University of Hawaii at Manoa and a B.A. in Political Science from Pepperdine University.

Kumu Hula Malia continues her work as a Hawaiian cultural advisor as well as instructs in the Hawaiian arts of Oli, Hula kahiko & Hula ʻauana.



Katie Postel
Management and Operations

Katie received her bachelors degree in Communications from ASU. She has been apart of the Lanikai Brewing family for 6 years now, overseeing everything from our Kailua taproom to distributor sales. Katie is well accomplished in multiple areas of this company and continues to be a major asset to our team.

Katie recently became a mom and



Sam Hall
Director of Sales and Marketing

After graduating from Colorado State University with a degree in Business Marketing, Sam began coaching entrepreneurs of small businesses struggling to grow their revenue. She spent a little over 2 years helping people grow million dollar companies across the country before jumping into the Lanikai Brewing family. She has multiple marketing certificates, years of graphic design experience,



Marne Pfister
Taproom General Manager

Marne grew up in Montana and graduated from Gonzaga University with a degree in Applied Communications, working in PR for years before ending up in Hawaii and falling into the local craft beer scene. Marne is going on 6 years with Lanikai Brewing Company. She orignially started working on Friday nights in the small tasting room at the brewery and was instrumental in helping open the Kailua taproom in 2017. Now days, Marne is the

has been enjoying time with her new family. While she is not working or taking care of her little one, she loves to surf, hike, practice yoga, and read on the beach.

and a strong sales-driven personality.

Sam is extremely active in her community and family here in Hawaii. She is a CrossFit coach at a local gym and competes often. Sam also teaches horeseback riding lessons at a theraputic riding center in Waimanalo. Sam is a surfing, snorkeling, running, and hiking enthusiast - partaking in many competitions/events across the island.

Kailua location General Manager.

She equally loves to get lost on a sweaty hike in the jungle, get in the water and look for turtles or swim with sharks, or relax on the beach and watch a sunrise or sunset that you can only catch on the beaches of Hawaii.



Scott Vaughn
Brewer

Scott attended Metropolitan State University in Denver, receiving a degree in Electrical Engineering. After meeting his wife, they moved to Hawaii to start their family on her home island.

Scott began as a home brewer. After about 7 years making his own concoctions, he became interested in brewing on a larger scale. Scott came into Lanikai Brewing as a Brewing Assistant - scrubbing the brewery floors - and has worked his way up over the last 6 years to a full time brewer for our company.

Scott is a loving father to two girls and enjoys playing hockey, partaking in CrossFit, and spending time with his family in his free time.



Jonathan Brammer
Distiller

Jonathan spent 4 years in the Navy as a Cryptological Technician. He attained multiple degrees at a young age and can speak 7 different languages. Jonathan began distilling at the age of 12, making moonshine in the mountains of West Virginia. He was on Discovery Channel's 'Moonshiners' (Season 3) and is a beverage consultant for 6 different distilleries and 5 wineries across the country. Jonathan has been with Lanikai Brewing for around 2 years and is helping to establish the newest name in small batch spirits here in Hawaii.

Jonathan is a well-renowned powerlifter and Strongman competitor. He recently qualified for the World Spartan Trifecta Championship. Mr. Brammer enjoys spending time with his family, free diving, spearfishing, and is currently working on his very own reef growth/reef plugging project.

TERMS

Lanikai Brewing Company

Overview

PRICE PER SHARE
$2.04

VALUATION
$28.5M

DEADLINE ⓘ
Jul 8, 2023

FUNDING GOAL ⓘ
$10k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$250.92

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$99,998.76

ASSET TYPE
Units

MIN NUMBER OF SHARES OFFERED
4,902

SHARES OFFERED
Class C Common Units

MAX NUMBER OF SHARES OFFERED
605,392

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	
Offering Memorandum	
Financials	
Risks	

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OPERATING AGREEMENT

FOR

LANIKAI BREWING COMPANY LLC

DATED AS OF 20 August 2018

THE SECURITIES EVIDENCED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT COVERING SUCH SECURITIES OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE 1933 ACT.

TABLE OF CONTENTS

LANIKAI BREWING COMPANY LLC
OPERATING AGREEMENT

THIS OPERATING AGREEMENT (this "Agreement") is made and entered into as of the 10 March 2014 (the "Effective Date") by Lanikai Brewing Company LLC, a Hawaii limited liability company (the "Company"), and the members listed in Exhibit A hereto (members sometimes referred to herein individually as a "Member" or collectively as the "Members").

ARTICLE 1
OPERATION OF THE LIMITED LIABILITY COMPANY

1.1   **Operation.** The Members hereby agree to operate the Company, on the terms and conditions set forth in this Agreement, as a manager-managed Hawaii limited liability company pursuant to the provisions of the Hawaii Limited Liability Act (6 Del. C. §18-101, et seq.), as amended from time to time (said Act, together with any amendments thereto or successor provisions thereof, referred to herein as the "Act").

1.2   **Inconsistencies with the Act.** It is the intent of the parties that this Agreement shall be the sole source of agreement of the parties, and this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule, except to the extent a provision of this Agreement (i) expressly incorporates federal income tax rules by reference to sections of the Internal Revenue Code of 1986, as the same may be amended from time to time (the "Code"), or the regulations promulgated thereunder (the "Regulations") or (ii) purports to modify, restrict, eliminate, reduce or vary any provision of the Act which, pursuant to the Act, cannot be so modified, restricted, eliminated, reduced or varied by this Agreement, or is otherwise expressly prohibited or ineffective under the Act. To the extent this Agreement and the Act cover the same subject matter, the provisions of this Agreement supersede the corresponding provisions of the Act to the extent permitted under the Act. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the least degree possible in order to make this Agreement effective under and not contrary to the requirements of the Act. Any references to specific provisions of the Act shall be to the Act as in effect on the date hereof and shall not include any provision of the Act or amendment thereof adopted after the date hereof unless otherwise expressly agreed by the Members.

1.3   **Name.** The name of the Company shall be Lanikai Brewing Company LLC. The business of the Company may be conducted upon compliance with all applicable laws under any other name designated by the Board of Directors or the Members.

1.4   **Principal Office.** The principal office of the Company shall be at 175 C Hamakua, Kailua, HI 96734. The principal office may be moved and the Company may have such additional offices as the Board of Directors of the Company may determine from time to time.

1.5   **Purposes.** The Company has been formed for the purpose of creating fermented beverages such as Beer, Wine and Distilled Spirits and to engage in such other businesses as may be approved by the Board of Directors. The Company shall have the power to do all things necessary or convenient to accomplish its purposes and operate its business.

1.6   **Statutory Compliance.** The Company shall exist under and be governed by the limited liability company laws of the State of Hawaii. The Members shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. All property owned by the Company shall be deemed to be owned by the Company as an entity (and may be held in the name of a nominee or nominees, or trustee or trustees, for the Company), and no Member individually shall have any ownership of such property.

1.7 **Foreign Qualifications**. Prior to the commencement of the Company's business in any jurisdiction, the Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in such jurisdiction. Each Member shall execute, acknowledge, swear to, and deliver all articles, certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

1.8 **Registered Office and Registered Agent**. The name and address of the Company's initial registered agent and initial registered office in the State of Hawaii shall be Steven Haumschild175C Hamakua Dr. Kailua HI 96734 or such other place or places as the Managers shall hereafter determine. The registered office and the registered agent may be changed by the Managers, from time to time, by such articles, certificate or instrument as is required under the Act; provided, however, that the Company will continuously maintain a registered office and registered agent in the State of Hawaii as required by the Act.

1.9 **Applicable State Law**. All questions with respect to the construction of this Agreement and the rights and liabilities of the parties shall be determined in accordance with the laws of the State of Hawaii.

2.0 **Applicable Tax Law**. References herein to the "Code" are to the Internal Revenue Code of 1986 or any successor thereto; to the "Regulations" are to regulations adopted by the United States Treasury Department pursuant to the Code; and to the "Allocation Rules" are to such provisions of the Regulations or applicable tax law that may apply to the allocation of tax items among Members, including, but not limited to, Regulations applicable to Sections 704 and 752 of the Code, or any successor provisions of the Code, as any of the foregoing may be amended from time to time.

ARTICLE 2
CAPITAL STRUCTURE

2.1 **Classes of Units.** All interests of Members in distributions and other amounts specified herein shall be represented by their units of membership interests in the Company (each a "Unit" and, collectively, the "Units"). There shall be four (4) classes of Units: Class A Founders Units, Class B Employee Units, Class P Preferred Units and Class C Common units. The Company may issue fractional Units. Except as otherwise provided herein, each Unit shall carry the right to cast one vote per Unit on any matter to be approved by the Members. Unless the Board of Directors determines otherwise, the Units shall not be certificated.

2.2 **Authorization of Units.**

(a) There are hereby established and authorized for issuance by the Company 15,000,000 Units, of which 6,000,000 are designated Class A Founders Units, 3,677,274 are designated

Class B Employee Units, 4,293,997.85 are designated Preferred Units and 1,028,728.15 are designated as Common Unuts. The Company may issue Class A Units, Class B Units, Preferred Units, or Class C units authorized under this Article 2, from time to time with the approval of the Board of Directors, and for such consideration and on such terms as may be approved by the Board of Directors. Units that are issued and repurchased by the Company shall have the status of authorized but unissued Units of the Company, and may be reissued subject to approval by the Board of Directors.

(b)   The Company may from time to time issue additional Units of any class or series, and create new classes or series of Units, having such rights and preferences as the Board of Directors may determine and in exchange for such consideration as the Board of Directors may deem appropriate. The Board of Directors may make such amendments to this Agreement as it deems appropriate to create and issue additional Units.

2.3   **Class B Units.** The Company is specifically authorized to issue up to 3,677,274 Class B Units to officers, directors, managers, members, employees, consultants and advisors pursuant to plans, grants, options, warrants, or other agreements or arrangements as may be approved by the Company's Board of Directors. Such number of Units may be increased with the approval of the Board of Directors. All Class B Units issued under the Plan may be issued subject to vesting, forfeiture and repurchase pursuant to separate agreements (each, a "Vesting Agreement"), the provisions of which may be determined, altered or waived in the sole discretion of the Board of Directors. In connection with the issuance of Class B Units, the Board of Directors shall set a strike price with respect to such Class B Common Units to reflect the liquidation value of such Class B Unit (the "Strike Price"). The Strike Price with respect to each Class B Unit will generally be equal to the amount that would be distributed with respect to a Class B Unit if the Company sold its assets for their fair market value, satisfied its liabilities and distributed the net proceeds to the holders of Units in liquidation of the Company. The Strike Price is not paid by the grantee of issuance of Class B Units; rather it is used to reduce the amount of distributions made to such grantee upon a Capital Event pursuant to Section 8.2 such that the Class B Units represent only a profits interest in the Company and not a capital interest. The Board of Directors may adjust the Strike Price as appropriate to reflect the consideration, if any, paid in connection with any issuance of Class B Common Units. The determination of the Board of Directors of the Strike Price shall be final, conclusive and binding on all Members, even if the Strike Price does not reflect the actual amount that would be distributed with respect to the Units at the time the Class B Units are issued. In the event the Board of Directors issues additional Class B Units with a Strike Price lower than the Strike Price associated with a prior issuance of Class B Units, the Board of Directors may, in its sole discretion, reduce the Strike Price of the Class B Units issued at the higher Strike Price.

2.4   **Profits Interests.** Each Class A, Class B, Class P, and Class C Unit is intended to be a "profits interest" within the meaning of IRS Revenue Procedures 93-27 and 2001-43 and is issued with the intention, but without assurance or guarantee, that under current interpretations of the Code the recipient will not realize income upon the issuance of any Unit, and that neither the Company nor any Member is entitled to any deduction either immediately or through depreciation or amortization as a result of the issuance of such Class A, Class B, Class P, and Class C Unit. Any Person holding a Unit subject to a vesting arrangement, including, without limitation, any Unit issued under the Plan, shall make a timely Code Section 83(b) election in accordance with Treasury Regulation 1.83-2 with respect to each such Unit (to the extent applicable).

2.5   **Capital Units.** Each Capital Unit is intended to reflect a "capital interest" in the Company.

ARTICLE 3
RIGHTS AND DUTIES OF MEMBERS

3.1   **Liability of Members.** No Member, manager or officer of the Company, or any member of the Board of Directors, shall be liable for the liabilities of the Company. The failure of the Company any Member, manager, officer or director of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or any manager of the Company.

3.2   **Scope of Authority.** Except as expressly provided in this Agreement, no Member shall have any authority to act for, assume, enter into or undertake any obligation, liability, indebtedness, contract or responsibility in the name or on behalf of any other Member.

3.3   **Conflicts of Interest.**

(a) Nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or any owner, officer, director, partner, employee, representative, agent or affiliate (collectively, "Affiliates") of a Member, to conduct any other business or activity whatsoever, it being understood by each Member that the other Member or its Affiliates may be interested, directly or indirectly, in various other businesses and activities not involving the Company. Neither the Company nor any of the Members shall have any right by virtue of this Agreement in and to such other businesses or activities or to the income, profits or proceeds thereof, and nothing herein shall require any Member to give notice to any other Member of such business ventures or to present to the Company or to any other Member any opportunity of any kind or nature whatsoever, even though such opportunity might come to the attention of or be available to the Member through that Member's participation in the Company. Each Member hereby waives any rights such Member might have against each other Member for capitalizing on or taking advantage of information learned as a consequence of such Member's knowledge of the affairs of the Company.

(b) A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company subject to the approval of the members as provided below. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if a Majority of the remaining Members knowing the material facts of the transaction and the Member's interest, authorize, approve, or ratify the transaction.

3.4   **Representations and Warranties.** Each Member holding a Unit hereby represents and warrants to the Company and each other Member that:

(a) It is duly organized, validly existing, and in good standing under the law of its state of organization and that it has full organizational power to execute and agree to this Agreement and to perform its obligations hereunder and that each persons who have signed this Agreement are duly authorized to execute this Agreement on the Member's behalf.

(b) It is acquiring its interest in the Company, (as defined in Section 2.1 hereof), for the

Member's own account as an investment and without a view or intent to distribute or resell the interest.

(c) It understands and acknowledges that the interests of the Members in the Company, including the Units (the "Member Interests"), have not been registered under the Securities Act of 1933, or the securities laws of any other state or jurisdiction, including any rules or regulations thereunder (collectively, the "Securities Laws") in reliance upon, among other things, the representations and warranties under this Section 3.4, and that the Member Interests may not be sold without registration under, or valid exemption from, securities registration requirements of any such applicable laws.

(d) It has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company as contemplated by this Agreement and is able to bear the economic risk of such investment for an indefinite period of time, including a complete loss of the investment.

(e) It has been furnished access to such information, documents, business plans, license agreements, financial projections and assets of the Company as it has requested and has been afforded a full opportunity to ask questions of and receive answers from management and representatives of the Company concerning the business, management and financial condition of the Company and the terms and conditions of this Agreement and the purchase of securities contemplated hereby.

(f) It understands and acknowledges that its investment in the Company is subject to substantial risk of loss, that there is no guarantee that the Company or its business will be successful, and that no individual Member is responsible for funding any losses incurred by the Company. Such risks and uncertainties relating to the Company include, but are not limited to, timing of the Company's start-up, changes and delays in product development plans and schedules, changes and delays in product approval and introduction, customer acceptance of new services and products, changes in pricing or other actions by competitors, the Company's ability to attract and maintain a management team, governmental regulation, dependence on third parties, general economic conditions, as well as other risks.

(g) In determining to acquire the Member Interests, it has made its own investigation into, and based thereon it has formed an independent judgment concerning, the Member Interests and the underlying assets, liabilities and prospects of the Company.

(h) No part of the funds to be used by Member to purchase Member Interests hereunder constitutes assets of any "employee benefit plan", as such term is defined in Article 3 of the Employee Retirement Income Security Act of 1974, as amended.

(i) It is an "Accredited Investor" as defined in Regulation D under the Securities Act of 1933, as amended (the "1933 Act").

ARTICLE 4
MANAGEMENT OF THE COMPANY

4.1   **Board of Directors.**

(a)   The authority to direct and manage the affairs of the Company is vested in the Board of Directors of the Company (the "Board of Directors"), as set forth in Section 4.2 below. Each director shall be a manager of the Company within the meaning of the Act.

(b)   The Board of Directors shall have all powers, rights and authority necessary or desirable for the management and operation of the business of the Company, except as provided in Section 5.3 below.

(c)   The Board of Directors shall consist of up to four persons, two directors (the "Common Directors") elected or appointed by the holders of a majority of the outstanding Class A Units, and, so long as there are at least 1,500,000 Class P Units outstanding (as appropriately adjusted for splits, dividends and the like), one director (the "Preferred Director") elected or appointed by the holders of a majority of the outstanding Preferred Units. If there are no Preferred Units outstanding or the holders of Preferred Units are not entitled to elect a director, then the holders of a majority of the outstanding Class A shall be entitled to elect another director. So long as there are at least 1,500,000 Class C Units outstanding (as appropriately adjusted for splits, dividends and the like), one director (the "Common Director") elected or appointed by the holders of a majority of the outstanding Class C Units. If there are no Class C Units outstanding or the holders of Class C Units are not entitled to elect a director, then the holders of a majority of the outstanding Class A shall be entitled to elect another director.

The initial members of the Board of Directors, until their successors are duly appointed as provided below, is:

Common Directors:	Steven Haumschild
	Allan Darling
	Daniel Frerich Jr.
	Richard Butts

(d)   The holders of a majority of the outstanding Units within its Class, may at any time in its sole and absolute discretion remove its Director by giving written notice thereof to the other Members. The vacancy shall be filled by the holders of the outstanding Units within 15 days. The Board of Directors may not act if there is a vacancy thereon for any reason until the vacancy is filled in accordance with this Agreement.

(e)   The Board of Directors shall meet at such regularly scheduled intervals as may be determined by its members (but in no event less frequently than yearly) at the principal office of the Company, online, conference call or at such other place as may be mutually agreed upon, unless such meeting is waived by all members thereof. Both regular and special meetings of the Board of Directors may be called by the President (if he or she is a member of the Board of Directors) or by any member of the Board of Directors, in either case on at least five (5) business days' prior notice to each member of the Board of Directors. Notwithstanding the foregoing notice requirement, decisions made by the Board of

Directors at any meeting, however convened, shall be as valid as though held after due notice if, either before or after such meeting, each member appointed by each Member shall sign a written waiver of notice or a consent to the holding of such meeting or an emailed approval of the minutes thereof. The President may, but need not, be a member of the Board of Directors. The President shall preside at all meetings of the Board of Directors but shall not have any vote in his or her capacity as President that shall be in addition to his or her vote as a member of the Board of Directors. An agenda for each meeting shall be prepared in advance by the President (if he or she is a member of the Board of Directors) in consultation with members of the Board of Directors or otherwise by the members of the Board of Directors in consultation with each other. A quorum for each meeting shall be a majority of the members of the Board of Directors, and members may participate in a meeting by means of a conference telephone or similar communications equipment by means of which all other members of the Board of Directors can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

(f) Each member of the Board of Directors shall have one vote and the majority vote of the members of the Board of Directors shall be required to constitute a decision by the Board of Directors and such decision shall be binding on the Company and on each Member. No act of a Manager in contravention of such determination shall bind the Company. The Board of Directors may act without a meeting if the action taken is approved in writing by all the members of the Board of Directors. If in the event that the vote held is a tie, a tie-breaking vote shall be constituted by a per unit vote of the members of the Board of Directors to make the final binding decision.

(g) The Board of Directors shall cause written minutes of all actions taken by the Board of Directors to be prepared by the President or other person designated by the Board of Directors and shall deliver a draft thereof to each member of the Board of Directors within ten (10) business days of the date of such action. Members of the Board of Directors shall have ten (10) business days after receiving the draft to provide comments on the draft to the President (or other person designated by the Board of Directors). A non-response to the draft within such ten (10) business days shall be deemed an approval of the draft by the member. If comments are received on the draft, a revised draft of the minutes shall be prepared by the President (or other person designated by the Board of Directors). This process (and the ten (10) business day period for review and comment) shall be repeated until no further comments are received, at which time each member of the Board of Directors shall sign the minutes and copies thereof shall be distributed promptly by the President (or other person designated by the Board of Directors) to each Member.

(h) The Board of Directors shall be reimbursed all reasonable expenses incurred in managing the Company, and shall be entitled to reasonable compensation as may be approved from time to time by the Members.

(i) Notwithstanding anything to the contrary, the members of the Board of Directors shall not be bound to devote all of their business time to the affairs of the Company, it being understood that the members of the Board of Directors may continue to be engaged in other activities and in other employment.

4.2   **Officers.**   The officers of the Company may consist of a chairman, chief executive officer, president, one or more vice presidents, a treasurer and a secretary, and such other officers as may be approved by the Board of Directors. Each of the chairman, chief executive officer, president and any vice president of the Company shall be a manager of the Company within the meaning of the Act and have the authorities provide for therein and in this Agreement, subject to supervision, and to such limitations as may be specified from time to time, by the Board. Any two or more offices may be held by the same individual. The officers shall be appointed, and may be removed with or without cause, from time to time by and serve at the pleasure of the Board of Directors. Subject to the ultimate management authority of the Board of Directors, including such limitations of the authority of the officers as the Board of Directors may impose from time to time, and without limiting the powers and authorities of the Board of Directors under the Act, this Agreement or otherwise, the officers shall have the power and authority to conduct the day-to-day business operations of the Company. The officers shall also have the power and authority, subject to any limitations, as the Board of Directors, in its sole and absolute discretion, may impose from time to time. The initial officers of the Company, until their successors are duly appointed by the Board of Directors, shall be as follows:

Steven Haumschild, Chief Executive Officer
Allan Darling, Vice President/Tax Matters Partner

4.3   **Board of Directors Standard of Care.**   The Board of Directors' duty of care in the discharge of its duties to the Company and to the Members is limited to refraining from engaging in grossly negligent or intentional misconduct. In discharging its duties, the Board of Directors shall be fully protected in relying in good faith upon the records maintained by the Company and upon such information, opinions, reports or statements by any of the Company's other Members, or agents, or by any other person, as to matters the Board of Directors reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets of the Company, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

4.4   **Responses to Requests for Member Decisions.**   All Member decisions shall be made by the Members in a timely manner with due regard for the necessity of obtaining and evaluating the information necessary for making the Member decisions. The Members shall use best efforts to respond promptly to any Member's written request for action on a Member decision.

4.5   **Resolution of Disputes.**   If the Board of Directors is unable to make any decision regarding the operation and business of the Company, or if the Members are unable to agree on any Member decision, the Board of Directors or any Member may submit the matter to arbitration pursuant to Section 13.5 hereof.

4.6   **Indemnification and Insurance.**   The Company, its receiver or its trustee shall indemnify and save harmless the Board of Directors, Members, directors and officers and their respective Affiliates from and against any and all judgments and claims arising out of or resulting from any liability to or damage incurred by any person or entity by reason of any act or omission by it within the scope of its authority under this Agreement, but excluding any action for gross negligence or willful misconduct.

The foregoing indemnity shall include reasonable attorneys' fees incurred by the Board of Directors, Members, directors, officers or Affiliates to the extent incurred in the defense of any such act or omission. Such attorneys' fees may be paid or incurred as Company expenses. The Company or the Board of Directors may purchase, at the Company's expense, liability insurance protecting any or all of the Board of Directors, Members, directors, officers and their respective Affiliates against liabilities with respect to which such persons are entitled to indemnification.

4.7 **Authority of Members.** No Member shall, in its capacity as a member of the Company and without the approval of the other Members, take any action on behalf of or in the name of the Company, or enter into any lease, commitment or other obligation binding upon the Company, except for (i) actions expressly provided for in this Agreement, (ii) actions by the Board of Directors in its capacity as Manager within the scope of its authority granted hereunder and under the Act, (iii) actions by the Tax Matters Partner within the scope of its authority granted by the Code, and (iv) actions authorized by the Members in the manner set forth herein. Each Member shall indemnify and hold the other Members and its Affiliates harmless from and against any loss, liability, damage or expense (including reasonable attorneys' fees) arising out of any breach of the foregoing provisions by the indemnifying Member or its Affiliates.

4.8 **Tax Matters Partner.** The Board of Directors shall designate from time to time the "Tax Matters Partner" of the Company within the meaning of Section 6231(a)(7) of the Code. Such designee shall execute and file all documents and do all things required of a Tax Matters Partner under the Code and, in its capacity as Tax Matters Partner, shall promptly notify the other Members of the commencement of any administrative or judicial proceedings involving the tax treatment of items of Company income, gain, loss, deduction or credit and shall keep the other Members informed of all material developments in such proceedings. To the extent permitted under the Code, the other Members shall have the right to participate in any such proceedings. A Member will furnish the Tax Matters Partner with such information as the Tax Matters Partner it may reasonably request. As long as the Tax Matters Partner is not grossly negligent and acts in good faith, the Company shall indemnify and hold harmless the Tax Matters Partner from and against any and all liabilities incurred by the Tax Matters Partner in connection with any activities or undertakings taken by it in its capacity as Tax Matters Partner.

4.9 **Credit, Assets of Company.** The credit and assets of the Company shall be used solely for the benefit of the Company and shall not be used to further the personal gain of any Member. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member. In the event the Company is made a party to any obligation, or otherwise incurs any losses or expenses as a result of or in connection with personal obligations or liabilities of any Member unconnected with the Company business, such Member shall reimburse the Company for all such losses or expenses incurred by the Company, including reasonable attorneys' fees, and the cash distributions pursuant to Article 8 hereof of any such Member may be charged therefor.

ARTICLE 5
MEMBER ACTIONS AND MEETINGS

5.1 **Member Voting.** The Members agree to exercise their voting rights in a manner consistent with the actions taken, decisions made by and instructions of the Board of Directors, as the case may be, pursuant to their powers and authorities under this Agreement. Each holder of a Units shall be entitled to one vote for each Unit held.

5.2   **Election of Directors**. Subject to the conditions set forth in Section 4.1(c), As long as there is at least 1,500,000 Units within the Class, the holders of Units within its Class shall be entitled to elect one director.

(a)   In the case of any vacancy in the office of the director elected solely by the holders of Units within its Class, a successor shall be elected to hold office for the unexpired term of such director by the affirmative vote of the holders of a majority of the then outstanding Units within its Class, given at a duly called special or annual meeting of such Members or by an action by written consent for that purpose. Any director who shall have been elected by the holders Units within its Class may be removed during the aforesaid term of office, either for or without cause, by, and only by, the affirmative vote of the holders of a majority of the Units within its Class, given at a duly called special or annual meeting of such holders or by an action by written consent of the holders of a majority of the Units within its Class for that purpose, and any such vacancy thereby created, shall be filled by the vote of the holders of a majority of the Units within its Class represented at such meeting or in such consent.

5.3   **Protective Provisions.** So long as at least 1,500,000 Units are outstanding (as appropriately adjusted for splits, dividends, reclassifications and the like), the Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding Units, voting together as a class:

(a)   Altering, changing or amending the preferences, privileges or rights of the Members holding Units so as to adversely affect such Units;

(b)   Authorize, issue or reclassify, or obligate itself to issue or reclassify, any other equity security, including any security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Class A Founders Units with respect to voting, dividends, conversion or upon liquidation or with respect to any other rights;

(c)   Effect a Liquidation Transaction (as defined below); or

(d)   Amend or waive any provision of the Company's certificate of formation or Operating Agreement in a manner that adversely affects the Preferred Units.

A "Liquidation Transaction" shall mean the liquidation, dissolution or winding up of the Company, either voluntary or involuntary. A Liquidation Transaction shall be deemed to occur if the Company shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Company), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Company, (ii) an equity financing in which the Company is the surviving corporation, or (iii) a merger, consolidation, sale, conveyance or other disposal of assets in which the equity owners of the Company immediately prior to such transaction own 50% or more of the voting power of the surviving entity following such transaction.

5.4   **Calling.** A meeting of the Members for any purpose or purposes may be called at any time by the Board of Directors, and shall be called upon the written request of any Member or Members holding at least 10% of the outstanding Units. Within thirty days of the receipt and verification of any such written request, the Board of Directors must call a meeting of the Members. If the Board of Directors fails to call the meeting as required by this Article, the person or persons making the demand may, at the expense of the Company, call the meeting by giving the notice described in Section 5.5 hereof.

5.5   **Notice**. Notice may be provided in email or by mail of each meeting of the Members, stating the date, time, place and purposes, must be given to each Member not less than ten days nor more than sixty days prior to the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Member at the Member's address as it appears in the Company's records, with postage thereon prepaid. If emailed, such notice shall be deemed to be delivered when sent including all email addresses of all members of the Board of Directors. If notice is given as aforesaid, non-receipt of such notice by any Member shall not invalidate any business done at any meeting at which a quorum is present. Business transacted at a meeting of the Members is limited to the purposes stated in its notice (unless all Members are present at the meeting and agree to consider other matters). The presence of any Member at any meeting shall constitute a waiver of the requirement of giving of notice of said meeting to such Member, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Any Member may, prior to, at the meeting, or subsequent thereto, waive notice of any meeting in writing signed by such Member or a duly authorized attorney-in-fact thereof.

5.6   **Conduct; Adjournment.** Each meeting shall be conducted by the Board of Directors or Member requesting such meeting or by such other person that the Board of Directors or the Member requesting such meeting may designate. Each Member may authorize any person to act for it by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed and notarized by the Member or its attorney-in-fact. No proxy shall be valid after the expiration of eleven months for the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it. Minutes of the action taken at each meeting shall be kept with the Company's records. Any meeting may be adjourned, from time to time, to another date, time and place. If at the time of adjournment, the person conducting the meeting announces the date, time and place at which the meeting will be reconvened, it is not necessary to give any further notice of the reconvening.

5.7   **Quorum; Member Vote.** A Member or Members holding a majority of the outstanding Units, represented in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the Members.   Whenever the consent, approval or agreement of the Members is required pursuant to this Agreement or the Act, and except when a greater or class vote is expressly required pursuant to the provisions of this Agreement, the affirmative vote of a Member or Members holding a majority of the outstanding Units shall constitute the consent, approval or agreement of the Members, as the case may be, shall be the act of the Members and shall be valid and binding upon the Company and the Members as to all matters, notwithstanding anything to the contrary in the Act.

5.8   **Action Without Meeting.** Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the Member or Members who hold the number and type of outstanding Units that would be required to take the same action at a meeting of the Members at which all Members were present. The written consent is effective when signed by the Member or Members holding the required number of outstanding Units, unless a different effective time is provided in the written consent. When action is taken by the written consent of less than all the Members, the Company will promptly notify all Members of the content and effective date of such action; provided, however, that the failure to provide such notice does not invalidate the action taken by the written consent.

5.9 **Rights to Inventions and Intellectual Property.** In connection with a Member's or a Manager's association with the Company, or by use of any resources of the Company, or in connection with the establishment of the Company's business, whether concurrent with or after the organization of the Company, such Member or Manager may produce, develop, create, invent, conceive or reduce to practice, or has produced, developed, created, invented, conceived or reduced to practice, Inventions and other Intellectual Property related to the fermented beverages business of the Company. While serving as a Manager, or during such time as a Member owns Membership Interests in the Company (the "Relationship Period"), such Manager or Member shall promptly disclose to the Company each and every Invention or other Intellectual Property related to the fermented beverages business of the Company made or developed by him, her or it during the Relationship Period in such detail as the Company may request; and shall maintain and furnish to the Company complete and current records of all such Inventions and other Intellectual Property. Each Manager or Member agrees that all such Inventions and other Intellectual Property for the fermented beverages business, are and shall be the exclusive property of the Company, and that the Company may use or pursue them without restriction or payment of additional compensation. Each Manager and Member (i) hereby assigns, sets over and transfers to the Company all of his or her right, title and interest in and to any such Inventions and other Intellectual Property; and (ii) shall, during and after the Relationship Period, cooperate fully in obtaining patent, trademark, service mark, copyright, mask work or other proprietary protection for any Inventions and other Intellectual Property, which action may be initiated in the Company's sole and absolute discretion, all in the name of the Company (but at the Company's expense); and, without limitation, shall execute all requested applications, assignments, affidavits, declarations and other documents in furtherance of obtaining such protection or registration and confirming full ownership by the Company of any such Inventions and other Intellectual Property. Each Manager and Member hereby designates the Company as his or her agent, and grants to the Company an irrevocable power of attorney with full substitution, which power of attorney shall be deemed coupled with an interest, for the purposes of effecting the foregoing assignments from Member to the Company. Upon termination of the Relationship Period, such Manager or Member shall provide to the Company a full, signed written statement of all such Inventions and other Intellectual Property related to the fermented beverages business of the Company made or developed by him, her or it during the Relationship Period. For avoidance of doubt, any Invention or Intellectual Property not related to the actual and current line of business of the Company shall not belong to the Company. The Company shall make no claim on any Invention or Intellectual Property claimed, developed, or owned by Members or Managers that is not related to the actual and current line of business of the Company. Further, Members or Managers have no obligation to disclose any Invention or Intellectual Property to Company that is not related to the actual and current line of business of the Company.

ARTICLE 6
CONTRIBUTIONS AND CAPITAL ACCOUNTS

6.1 **Initial Contribution.** Each Member has contributed or is deemed to have contributed to the capital of the Company in the amount (if any) set forth in Exhibit A hereto, as such exhibit may be revised and updated from time to time. No interest shall accrue on any contribution and no Member shall have the right to withdraw or be repaid any contribution except as provided in this Agreement. Each Additional Member (as such term is defined in Section 10.1 hereof) shall be required to make an initial contribution in the form and amount as determined by the Board of Directors. Capital contributions and additional capital contributions shall be made to the Company in consideration of the issuance of Units by the Company as authorized in Article 2 of this Agreement and on such terms and conditions as may be approved by the Board of Directors.

6.2   **Additional Contributions.** There shall be no obligation for Members to make additional contributions to the Company. However, a Member may make additional capital contributions to the Company by purchasing Units authorized by this Agreement or otherwise with the written consent of all of the Members. In the event any additional capital contribution is made, the Board shall cause Exhibit A hereto to be revised and updated to accurately reflect the information summarized therein.

6.3   **Maintenance of Capital Account.** The Company shall establish and maintain a capital account for each Member. Each Member's Capital Account shall be increased and decreased in accordance with this Article 6.

6.4   **Advances.** If any Member shall advance any funds to the Company in excess of its Capital Contribution, the amount of such advance shall neither increase its Capital Account nor entitle it to any increase in its share of the distributions of the Company. The amount of any such advance shall be a debt obligation of the Company to such Member and shall be repaid to it by the Company with interest at a rate equal to the lesser of (i) the Bank of America (other bank designated by the Board of Directors) prime rate plus two percent, and (ii) the maximum rate permitted by applicable law, and upon such other terms and conditions as shall be mutually determined by such Member and the Company. Any such advance shall be payable and collectible only out of Company assets, and no other Member shall be personally obligated to repay any part thereof. Upon approval by the Board of Directors, the Company shall reimburse all reasonable organizational costs and funds advanced to the Company by any Member.

ARTICLE 7
ALLOCATION OF PROFITS AND LOSSES

7.1   **Allocations Generally.** Subject to Section 7.1(a) through Section 7.1(d), all items of income, gain, loss and deduction, as determined for book purposes, for each taxable year shall be allocated among the Members in such ratio or ratios as may be required to cause the balances of the Members' Economic Capital Accounts to equal, as nearly as possible, their Target Balances, consistent with the provisions of Section 7.1(e).

(a)   _Qualified Income Offset._   Any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section l.704-l(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*) that causes or increases a deficit balance in such Member's Capital Account (increased by the amount of such Member's obligation to restore a deficit in such Member's Capital Account, including any deemed obligation pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5)) shall be allocated items of income and gain in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, such deficit balance as quickly as possible. This Section 7.1(a) is intended to comply with the alternate test for economic effect set forth in Treasury Regulations Section l.704-l(b)(2)(ii)(*d*) and shall be interpreted and applied in a manner consistent therewith.

(b)   _Nonrecourse Deductions._ Nonrecourse Deductions shall be allocated to the Members in accordance with their Proportionate Shares. For purposes of this Section 7.1(b), the term "Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

(c)   Company Minimum Gain Chargeback. Notwithstanding any other provisions of this Article 7, in the event there is a net decrease in Company Minimum Gain (as defined below) during any Company taxable year, the Members shall be allocated items of income and gain in accordance with Treasury Regulations Section 1.704-2(f). For purposes of this Article 7, the term "Company Minimum Gain" has the same meaning as "partnership minimum gain" as set forth in Treasury Regulations Section 1.704-2(b)(2), and any Member's share of Company Minimum Gain shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(1). This Section 7.1(c) is intended to comply with the minimum gain chargeback requirement of Treasury Regulations Section 1.704-2(f) and shall be interpreted and applied in a manner consistent therewith.

(d)   Member Nonrecourse Debt. Notwithstanding any other provisions of this Article 7, to the extent required by Treasury Regulations Section 1.704-2(i), any items of income, gain, deduction and loss of the Company that are attributable to a nonrecourse debt of the Company that constitutes Member Nonrecourse Debt (as defined below) (including chargebacks of Member Nonrecourse Debt Minimum Gain, as defined below) shall be allocated in accordance with the provisions of Treasury Regulations Section 1.704-2(i). For purposes of this Article 7, the term "Member Nonrecourse Debt" has the same meaning as "partner nonrecourse debt" as set forth in Treasury Regulations Section 1.704-2(b)(4) and the term "Member Nonrecourse Debt Minimum Gain" has the same meaning as "partner nonrecourse debt minimum gain" as set forth in Treasury Regulations Section 1.704-2(i)(2). This Section 7.1(d) is intended to satisfy the requirements of Treasury Regulations Section 1.704-2(i) (including the partner nonrecourse debt chargeback requirements) and shall be interpreted and applied in a manner consistent therewith.

(e)   Compliance with Code Section 704(b). The allocation provisions contained in this Article 7 are intended to comply with Code Section 704(b) and the Treasury Regulations promulgated thereunder and shall be interpreted and applied in a manner consistent therewith.

7.2   **Tax Allocations.** The income, gains, losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and credits shall be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

7.3   **Special Allocations, Tax Elections and Tax Matters Partner.**

(a)   If any interest in the Company is transferred, increased or decreased during the year, all items of income, gain, loss, deduction and credit recognized by the Company for such year shall be allocated among the Members under the "closing of the books" method, unless the Board of Directors authorizes use of a different method that the Board of Directors in good faith determines does not disproportionately and adversely affect any one Member or Members.

(b)   Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Class B Common Units by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to the Members other than the recipient of such

Class B Common Units, shall be equal to the net amount that would have been allocated to each such other Member if the Issuance Items had not been realized.

(c)   The Board of Directors shall have the authority to make any tax elections with respect to the Company, to approve any returns regarding any foreign, federal, state or local tax obligations of the Company, and to make all determinations regarding the allocation of income and loss for tax purposes contemplated by this Article 7, which determinations shall be made in good faith and shall not be inconsistent with this Article 7.

(d)   To the extent practicable, the Board of Directors will decide all material decisions relating to a tax controversy relating to Company tax items. The Tax Matters Partner shall not be separately compensated for acting as a Tax Matters Partner, however, the Tax Matters Partner shall be entitled to be reimbursed for all out-of-pocket expenses properly incurred in its capacity as Tax Matters Partner.

(e)   To the extent provided for in Treasury Regulations, revenue rulings, revenue procedures and/or other guidance issued by the Internal Revenue Service after the date hereof, the Company is hereby authorized to, and at the direction of the Board of Directors shall, elect a safe harbor under which the fair market value of any Company interests issued after the effective date of such Treasury Regulations (or other guidance) will be treated as equal to the liquidation value of such Company interests (i.e., a value equal to the total amount that would be distributed with respect to such interests if the Company sold all of its assets for their fair market value immediately after the issuance of such interests, satisfied its liabilities (excluding any non-recourse liabilities to the extent the balance of such liabilities exceeds the fair market value of the assets that secure them) and distributed the net proceeds to the Members under the terms of this Agreement). In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of such Company interests while the safe harbor election remains effective.

7.4   **Definitions.** For purposes of this Agreement:

(a)   "Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

(c)   "Capital Unit Percentage" shall mean, at the relevant time, the total number of Capital Units outstanding as a percentage of the total Units outstanding at such time.

(d)   "Cash Flow" means, for any fiscal year or other period, the amount by which the Company's gross cash receipts for such fiscal year or other period (exclusive of any capital contributions and any receipts attributable to a liquidation described in Section 7.4(b) hereof) exceed the Company's cash disbursements during such fiscal year or other period for organizational expenses, Company expenses, and principal, interest and other payments made to lenders to the Company.

(e)   "Cash Flow From Operations" means, with respect to any fiscal year or other period, the Company's Cash Flow from the operation of the Company business and any and all other sources, but excluding Proceeds From a Capital Event.

(f)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of subsequent superseding revenue laws.

(g)   "Economic Capital Account" means, with respect to any Member, such Member's Capital Account balance as of the date of determination, after crediting to such Capital Account any amounts that the Member is deemed obligated to restore under Treasury Regulations Section 1.704-2.

(h)   "Class B Common Unit Percentage" shall mean, at the relevant time, the total number of Class B Common Units outstanding as a percentage of the total Units outstanding at such time.

(i)   "Proceeds From a Capital Event" means the net cash proceeds received by the Company from any Capital Event remaining after (i) the payment or provision for all Company debts, obligations and reserves required or permitted to be paid, incurred or established in connection with the Company's receipt of such proceeds, and (ii) the payment of all expenses incurred by the Company in connection with such Capital Event.

(j)   "Profits" and "Losses" mean, for each fiscal year or other period, the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (including in such taxable income or loss all items of income, gain, loss or deduction required to be stated separately), increased by any income of the Company which is exempt from federal income tax and decreased by any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations. For purposes of determining Profits and Losses, depreciation, depletion, amortization, gain and loss with respect to any property (including intangibles), which under Sections 1.704-1(b)(2)(iv)(d) and (b)(2)(iv)(f) of the Treasury Regulations, is properly reflected on the books of the Company at a book value that differs from the adjusted tax basis of such property shall be determined based on the book value of such property, in accordance with the principles of Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations. The original book value of any property contributed to the Company, or owned by the Company when its capital accounts are revalued in accordance with Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, shall equal the fair market value of such property, as agreed to by the Members, at the time of such contribution or revaluation, as the case may be. The adjusted book value of such property shall equal its original book value, reduced by any book depreciation, depletion or amortization with respect to such property. The book depreciation, depletion and amortization for a period with respect to such property shall equal an amount that bears the same relationship to the book value of such property as the depreciation (or cost recovery deduction), depletion or amortization computed for federal income tax purposes with respect to such property for such period bears to the adjusted tax basis of such property. If the adjusted tax basis of such property is zero, book depreciation, depletion or amortization shall be determined by any reasonable method selected by the Members.

(l)   "Target Balance" means, with respect to any Member as of the close of any period for which allocations are made under Article 7, the amount such Member would receive (or be required to contribute) in a hypothetical liquidation of the Company as of the close of such period, assuming for purposes of any hypothetical liquidation (i) a sale of all of the assets of the Company at prices equal to their then book values (as maintained by the Company for purposes of, and as maintained pursuant to, the capital account maintenance provisions of Treasury Regulations Sections 1.704 1(b)(2)(iv)), and (ii) the distribution of the net proceeds thereof to the Members pursuant to the provisions of Section 8.2(a), treating all outstanding unvested Class B Common Units as vested Class B Common Units in compliance with the requirements of Section 4.01 of IRS Revenue Procedure 2001-43.

(m)   "Treasury Regulations" means the final, proposed and temporary regulations promulgated by the United States Department of the Treasury to interpret or provide other guidance with respect to the Code, including any amendments thereto and any corresponding provisions of any succeeding regulations.

ARTICLE 8
DISTRIBUTIONS

8.1   **Distributions Generally, Operating Distributions.**

(a)   Subject to the further provisions of this Article 8, the Board of Directors may, in its discretion, determine the amount of any cash flow from operations and any proceeds from a Capital Event and the time when such amounts are to be distributed. The Board of Directors may establish record dates for the purpose of determining the Members of the Company entitled to any distribution.

(b)   If the Board of Directors authorizes a distribution of cash flow from operations, any amount distributed shall be distributed to the Members in proportion to the number of Units held by them.

8.2 **Capital Transaction Distributions.**

(a)   Proceeds from a Capital Event shall be distributed to the Members:

(i)   First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units.

(ii)   Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders.

(iii)   Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders.

(b)   Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

8.3   **In-Kind Distributions.** With the approval of Members holding a majority of the Units, Company assets may be distributed in kind under this Article 8. In any such event, the assets shall be distributed on the basis of the fair market values thereof, as agreed to by the Members. The difference, if any, between the book value of any asset on the books of the Company and its fair market value shall, for purposes of this Agreement, be treated as gain or loss realized by the Company and shall be allocated among the Members in accordance with Article 6 hereof.

8.4   **Conditions to and Timing of Distributions.** The Company shall not distribute any amount pursuant to Section 8.1 or 8.2 hereof at any time when such distribution is prohibited by the provisions of any loan agreement or other agreement entered into by the Company. Additionally, distributions may be restricted or suspended for limited periods when the Board of Directors determines, in its absolute and sole discretion, that such action is in the best interests of the Company. Finally, prior to making any distributions pursuant to Section 8.1 or 8.2 hereof, the Company shall apply the Company's gross receipts as follows:

(a)   **First,** to the extent not previously reimbursed to the Members or their respective Affiliates, the Members and their respective Affiliates shall be paid an amount equal to (i) all organizational expenses paid by the Members or their respective Affiliates, and (ii) all costs and expenses incurred by the Members or their respective Affiliates in connection with the formation and operation of the Company;

(b)   **Second,** all Company expenses shall be paid; and

(c)   **Third,** the Company shall establish and maintain reasonable reserves for working capital, purchase of capital assets, improvements and replacements, security deposits, contingencies and anticipated obligations, in each case in such amount or amounts as determined by the Board of Directors in its absolute and sole discretion.

8.5   **Withholding from Distributions.** The Company is authorized to withhold from any cash distribution to any Member amounts necessary to comply with the Code (including, without limitation, Section 1446 of the Code, which requires withholding based on allocations of Profits), the Treasury Regulations and applicable State tax laws and to remit such withheld amounts to the Internal Revenue Service or any other proper governmental authority. Any amount withheld pursuant to this Section 7.4 shall, for purposes of this Agreement, be treated as having been distributed to the Member from whom it was withheld, and, to the extent that such withholding exceeds the amount otherwise distributable to such Member, such Member shall immediately contribute the amount of such excess to the capital of the Company.

8.6   **Tax Distributions.** Notwithstanding the foregoing, in any fiscal year that the Company has a Profit, each Member shall receive from net cash available for distribution, if and when such cash becomes available and the Board determines in its sole and absolute discretion that there exists sufficient cash, an amount equal to the aggregate net amount of U.S. federal income tax and applicable state franchise and/or income tax such Member (or, if such Member is an S corporation, partnership, limited liability company or other "pass through" entity for tax purposes, its shareholders, partners or members, as the case may be) would owe on such Profit if such Member were subject to the maximum regular individual federal income tax rate and the maximum individual Hawaii income tax rate then in existence on such income (taking into account the deduction of applicable income taxes for federal income tax purposes), reduced by any prior cash distributions attributable to such fiscal year. Such distribution shall be made whether or not such Member is an individual and whether or not such income would be subject to a higher, lower or any tax rate in any jurisdiction. Any distributions made pursuant to this Section 8.5 shall be taken into account in computing subsequent distributions so that the net cash distributed to each Member shall be equal to the amount that would have been distributed if this Section 8.5 had not applied.

ARTICLE 9
FISCAL AFFAIRS

9.1   **Books and Records.**   The Board of Directors shall maintain, or cause to be maintained, true and accurate books and records of account with respect to the Company, including a capital account for each Member, in accordance with customary and usual bookkeeping practices.

9.2   **Fiscal Year.** Subject to the requirements of the Code, the fiscal year of the Company shall be the calendar year.

9.3   **Bank Accounts.** The Company shall keep its bank accounts with such banks and other financial institutions as may be designated by the Board of Directors. All funds of the Company shall be deposited in its name in such checking and savings accounts, certificates of deposit, United States government obligations or other short-term interest bearing accounts as are selected by the Board of Directors in its absolute and sole discretion. Withdrawals therefrom shall be made on such signature or signatures as the Board of Directors determine in its absolute and sole discretion.

9.4   **Financial and Tax Reports.** The Board of Directors shall prepare, or cause to be prepared annually, at Company's expense, information necessary for the preparation of the Members' federal and state income tax returns. The Board of Directors shall send or cause to be sent to each Member within 120 days after the end of each Fiscal Year such information as is necessary to complete federal and state income tax or information returns, and a copy of the Company's financial statements (i.e., balance sheet and statement of profit or loss, Members' equity and cash flows), internally prepared, on a periodic basis, in accordance with generally accepted accounting principles consistently applied.

9.5   **Tax Returns and Other Governmental Reports.** The Board of Directors shall prepare or cause income tax returns for the Company to be prepared by accountants selected by the Board of Directors, and shall timely file such returns with the appropriate authorities. The Board of Directors shall prepare or cause to be prepared and timely filed with appropriate federal, state and local regulatory and administrative bodies, all reports required by such bodies under applicable laws, rules and regulations. Such reports shall be prepared on the accounting or reporting basis required by such regulatory and administrative bodies.

ARTICLE 10
ADMISSION OF ADDITIONAL MEMBERS;
TRANSFERS OF UNITS; SALE OF NEW UNITS

10.1   **Admission of Additional Members.** The Company may, with the approval of the President or the Board of Directors, admit additional Members of the Company (each an "Additional Member"), and issue from time to time to the Additional Members additional Units for such consideration (including, but not limited to, cash, notes and past or future services) as the Board of Directors may approve. Each Additional Member shall agree in writing to all of the terms and conditions of this Agreement and shall be a "Member" for purposes of this Agreement and subject to all of the provisions hereof relating to a Member.

10.2   **Limitations on Transfers.**

(a)   No Member shall be entitled to sell, exchange, assign, transfer, pledge, hypothecate or encumber, directly or indirectly, voluntarily or involuntarily, all or any part of such Member's Units without the prior written consent of the Board of Directors. The following shall be deemed assignments within the meaning of this Section 10.2 (requiring the approval of the Board of Directors):

(i)   Any sale or transfer of a general partnership interest in a Member;

(ii)   Any admission, withdrawal or retirement of a general partner in a Member;

(iii)   One or more sales or transfers, by operation of law or otherwise, or the creation of new stock, by which an aggregate of more than thirty percent of the stock of a Member (or the corporate general partner of a Member) becomes vested in a party or parties who are not stockholders in such corporation as of the date immediately preceding the first of such sales or transfers; or

(iv)   Any other transfers or series of transfers which result in a change, directly or indirectly, in the control of a Member. For purposes of this Section 10.2, stock ownership shall be determined in accordance with the principles set forth in Section 544 of the Code.

(b)   In addition to the requirements of Section 10.2(a), for a period of thirty (30) days following the receipt of a Consent Request, the Company shall have the first right and option to purchase all or any part of the specified Units at the price and upon the terms stated in the Consent Request by giving written notice of an election to do so to the selling Member and to all other Members. If the Company does not so elect to purchase the specified Units or if it elects to purchase only a part of the specified Units, then the other Members shall then have the right and option to purchase all or any part of the specified Units remaining in the hands of the selling Member, by giving written notice of election to do so to the selling Member, the Company and all the other Members, within thirty (30) days after the expiration of the thirty (30) day period in which the Company may so elect. If only one Member so elects, then the selling Member shall sell and the electing Member shall buy such Units at the price and upon the terms stated in the Consent Request. If two or more Members elect to purchase an aggregate number of Units in excess of the number of Units then available under the selling Member's offer, then the selling Member shall sell to each of them, and each of them shall buy, a percentage of such Units equal to the percentage which the number of Units already owned by such electing Member is of the aggregate number of Units already owned by all of the electing Members. Unless otherwise agreed by all parties to the sale, the closing of any sale of Units to the Company or other Members pursuant to this Section 10.2 is to be held at the principal office of the Company not later than one hundred twenty (120) days after the delivery of the Consent Request by the selling Member. At the closing, (i) the selling Member shall deliver to the purchaser(s) his, her or its entire right, title and interest in and to the Units being sold, free and clear of all liens, security interests and competing claims, (ii) the purchaser(s) shall pay the purchase price in cash or by delivery of a certified or bank cashier's check payable to the selling Member, and (iii) all parties shall comply with the conditions set forth in Section 10.3 hereof. Subject to the limitations on transfer set forth in Section 10.1 hereof, if any of the specified Units remain unsold after full compliance by the selling Member with the foregoing provisions of this Section 10.2, then the selling Member may sell such remaining Units at a price and upon terms no more favorable to the buyer than the price and terms stated in the Consent Request, provided, however, that the sale must be completed no than one hundred twenty (120) days after the delivery of the Consent Request by the selling Member. If the selling Member does not complete such a sale within one hundred twenty (120) days after the delivery of the Consent Request, then the subject Consent Request will be of no further effect and the selling Member may not subsequently dispose of such Units unless the procedures set forth in this Section 10.2 are followed again.

(c)   Nothing in this Article 10 shall be deemed to prohibit or prevent, to require the consent of any party with respect to, or trigger any rights of first refusal in connection with (i) any sale, assignment or transfer of an interest as a limited partner in a Member, (ii) any assignment resulting from the reorganization of a Member to another form of entity so long as such reorganization does not result in a change of control and does not cause a technical termination of the Company, (iii) any assignment or transfer to a person or entity which controls, is controlled by, or is under common control with the subject Member, (iv) any pledge of a Member's Unit or Units to a person or entity providing financing to the Company, provided that such pledge does not create additional liability for the non-pledging Members and that no non-pledging Member is required to subordinate its interest or rights in any manner, (v) any assignment to a trust established by the Member over which such Member retains sole and exclusive control and as necessary or advisable in connection with such Member's estate planning, or (vi) any sale, assignment or transfer of any Units by a Member who originally executed this Agreement to an immediate family member of the such Member. The term "immediate family member" of a Member shall mean the Member's spouse or, children or sibblings, if any. The rights of a pledgee of any Unit under clause (iv) above shall be limited solely to the receipt of proceeds due the pledging Member and shall not include any right to manage.

10.3   **Admission of Substituted Members.**

(a)   If a selling Member (the "Selling Member") sells, assigns, transfers or conveys such Member's Units, or portion thereof, to an outside purchaser in accordance with Section 10.2 hereof, the Selling Member may designate the outside purchaser as a substituted member. If such a designation is made, the outside purchaser shall be entitled to be admitted to the Company as a "Substituted Member," provided that the Board of Directors approves the purchaser's admission as a Substituted Member and provided the following conditions are complied with:

(i)   The sale, assignment, transfer or conveyance of the Selling Member's Units shall be evidenced by a duly executed written instrument, the terms of which are not in contravention of any provision of this Agreement;

(ii)   The assignor and assignee named in such written instrument shall execute, acknowledge and deliver to the Company such other instrument or instruments as the Members deem necessary or desirable to effectuate such admission;

(iii)   The assignee shall have agreed in writing to all of the terms and conditions of this Agreement, as the same may have been amended;

(iv)   The assignor or assignee, as the case may be, shall have paid all debts of the assignor then due and payable to the Company (including any interest accrued thereon);

(v)   The assignor or assignee, as the case may be, shall have paid all reasonable expenses incurred by the Company in connection with such admission, including, without limitation, legal fees and costs;

(vi)   If required by the Members, the assignor or assignee, as the case may be, shall have delivered to the Company an opinion of counsel addressed to the Company (which counsel and opinion are reasonably satisfactory to the Members) stating that an exemption from registration or qualification under the Securities Act of 1933 and all other statutes, rules or laws of any state which may be applicable thereto is available with respect to the sale, assignment, transfer or conveyance of the Selling Member's Units; and

(vii)   If required by the Members, any assignee of a Unit who is an individual shall file with the Company such proof of age as the Members deem necessary, and any attempted assignment or transfer of a Unit to an individual under the age of eighteen years shall be void and ineffectual.

(b)   The requirements of this Section 10.3 shall be in addition to the consents required by Section 10.2 hereof.

10.4   **Restrictions on Assignees.** An assignee of a Unit who does not become a substituted Member shall have no right to require any information or account of the Company's transactions, to inspect the Company books, or to vote on any of the matters as to which a Member would be entitled to vote under this Agreement. Notwithstanding the foregoing, such assignee shall nevertheless remain subject to all restrictions, limitations and obligations (capital or otherwise) previously applicable to its assignor. Such assignee shall only be entitled to receive the distributions to which its assignor otherwise would be entitled.

10.5   **Record Ownership of Units.** Until such time as the requirements of this Article 10 have been complied with and the Members have recorded the transfer of a Unit on the books of the Company, the Company and the Members shall be entitled to treat the record owner of such Unit as the absolute owner thereof in all respects. Distributions shall be made to the record owner of the Unit on the date of distribution, and the Company and the Members shall incur no liability for distributions made in good faith to such record owner. Any transferee of a Unit shall succeed to the capital account of the transferor Member to the extent it relates to the transferred interest. Determinations made by the Members pursuant to this Section 10.5 shall be binding on the transferor Member and the transferee.

10.6   **Nonconforming Transfers Void.** Any attempted sale, exchange, assignment, transfer, pledge, hypothecation or encumbrance in violation of this Article 10 shall be void and ineffective and shall not bind the Company or the Members. The term "Unit" shall include the LLC Interest relating to such Unit for purposes of this Agreement.

10.7   **Death, etc. of a Member.** The death, disability, withdrawal, retirement or adjudication as a bankrupt of a Member shall not, except as expressly provided in this Agreement or by law, result in the dissolution of the Company, but the rights of such Member to share in the profits and loses of the Company and to receive distributions of Company funds shall, upon the happening of such an event, devolve upon the Member's estate, legal representative or successors in interest, as the case may be, subject to this Agreement, and, unless dissolved as a result thereof, the Company shall continue as a limited liability company.

ARTICLE 11
MEMBER DISSOCIATION; PURCHASE OPTION

11.1   **Dissociation.**   The following shall be events of dissociation ("Events of Dissociation") by a Member:

(a)   The making or attempting to make of any sale, assignment or transfer of the Member's Units or any portion thereof other than as permitted in Article 10 hereof.

(b)   The levy or attachment of the whole or any portion of the Member's Units and the failure to have such levy or attachment released or discharged within sixty days after such levying on or attaching of the Member's Units.

(c)   The beginning of any litigation by a creditor against a Member that creates a substantial risk that Company assets will become involved in such litigation or that the creditor or creditor's assignees will succeed to all or part of the Member's Units.

(d)   The attempt of a Member to withdraw from, dissolve, terminate or liquidate the Company in violation of this Agreement or the Act.

(e)   The dissolution of the Member. For purposes of this Agreement, "dissolution" shall be deemed to have occurred (i) in the case of a corporate Member, upon the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, or (ii) in the case of a Member comprised of a partnership or a limited liability company, upon the dissolution and commencement of winding up of such entity.

(f)   The Member willfully or persistently commits a breach of this Agreement, or otherwise engages in conduct in matters relating to the business of the Company in such a manner as to evidence a disregard for the best interests of the other Member and/or such Member's affiliates.

(g)   The Member provides the Company with a written notice of dissociation at least ninety (90) days' prior to the date of dissociation.

(h)   Any other event of dissociation set forth in the Act; provided, however, that no Member may elect to dissociate from the Company upon less than ninety (90) days' prior written notice to the Company.

11.2   **Purchase Option.**

(a)   Upon the occurrence of an Event of Dissociation resulting from any breach by a Member of the Act or this Agreement, or pursuant to Sections 11.1(a) through 11.1(g) above, the Company with the approval of Members holding a majority of the Units shall have the right and option (the "Option") to purchase any or all of the Units of the dissociating Member (the "Dissociating Member") at a purchase price determined in accordance with Section 11.3 hereof. The Option may be exercised at any time during the period beginning on the date of the Event of Dissociation and ending one (1) year after the date on which the Company received actual notice of such Event of Dissociation.

(b)   The Company may exercise the Option at any time during the period described in Section 11.2(a) hereof by giving written notice of such exercise to the Dissociating Member.

11.3   **Determination of Purchase Price.** The purchase price payable to the Dissociating Member upon exercise of the Option shall be a sum equal to the lesser of (i) amount of unreturned capital contributions of the Dissociating Member to the Company on the date of purchase, and (ii) the amount that would be distributed to the Dissociating Member were the Company to be liquidated on the date of the Event of Dissociation, as reasonably determined or approved by the Board of Directors.

11.4   **Closing.**

(a)   The closing of a purchase of the Dissociating Member's Units pursuant to exercise of the Option shall be held at the office of the Company not later than thirty days following the exercise of the Option. At the closing, the Dissociating Member shall transfer to the Company its Units free and clear of all liens, security interests and competing claims (other than security interests granted in favor of the Company), and shall deliver to the Company such instruments of transfer and such evidence of due authorization, execution and delivery and of the absence of any such liens, security interests or competing claims as the Company shall reasonably request. The Dissociating Member and the Company each shall pay its own legal fees and expenses incident to the purchase and sale of the Dissociating Member's Units. Any transfer taxes and the cost of preparing the instrument of transfer shall be paid by the Dissociating Member. All other costs incident to the closing shall be paid fifty percent by the Dissociating Member and fifty percent by the Company.

(b)   Upon compliance by the Dissociating Member with the provisions of Section 11.4(a) hereof, the Company shall pay to the Dissociating Member a sum equal to the purchase price for the Dissociating Member's Units determined pursuant to Section 11.3 hereof. Payment of such purchase price may be made in cash, by certified or bank cashier's check, or by a non-recourse promissory note bearing interest at a rate equal to the greater of (i) two percent (2%) or (ii) the lowest rate permitted by applicable law, with a maturity of five years or less from the date of the closing.

(c)   Upon a transfer of the interest of the Dissociating Member pursuant to this Article 11 and effective as of the date of such transfer, the Dissociating Member shall cease to be a Member, shall cease to share in the profits and losses of the Company and shall cease to be responsible for liabilities incurred by the Company after such date. No transfer of the interest of the Dissociating Member in the Company shall affect any rights the Dissociating Member may have as a creditor of the Company or any liability the Dissociating Member may have to the Company or the other Members for withdrawal from, or assignment of its interest in, the Company in contravention of this Agreement.

11.5   **No Put Option.** Notwithstanding anything to the contrary in the Act, the Company shall under no circumstances be required to purchase a Dissociating Units. If the Company elects not to purchase a Dissociating Member's Units, the Member's capital contribution shall remain with the Company until its affairs are wound up and dissolved in accordance with this Agreement.

ARTICLE 12
TERM AND TERMINATION

12.1   **Term.** The Company is an "at will" limited liability company under the Act and its existence shall commence as of the Effective Date and shall continue until Articles of Termination are filed, unless sooner terminated pursuant to statute or any provisions of this Agreement.

12.2   **Events of Dissolution.** The Company shall be dissolved with the approval of a Member or Members holding a majority of the Class A and Preferred Units, and as provided pursuant to the Act, consistent with the provisions of this Agreement.

12.3   **Effective Date of Dissolution.** The dissolution of the Company shall be effective on the day on which the event giving rise to the dissolution occurs, but the Company shall not terminate until all of its affairs have been wound up and its assets distributed as provided in this Article 12.

12.4   **Procedures upon Dissolution.**

(a)   Subject to Section 12.5 below, upon a dissolution of the Company for any reason other than the purchase by one Member of all the Units, the Members jointly shall have authority to wind up the Company's business and liquidate the Company's assets, except that if dissolution occurs by reason of default of a Member, only the non-defaulting Member or Members shall have such authority. The

Member or Members having such authority are hereinafter referred to as the "Dissolving Members". To the extent practicable, the Dissolving Members shall liquidate the assets of the Company as promptly as is consistent with obtaining the fair value thereof. After payment of all expenses related to the liquidation and except as otherwise provided by law, the Dissolving Members shall apply and distribute the proceeds of the liquidation (including assets which cannot be feasibly liquidated) in the following order:

(i) First, to the payment of creditors of the Company in the order of priority provided by law, including Members but excluding secured creditors whose obligations are to be assumed or otherwise transferred on the liquidation of Company assets.

(ii) Second, to the creation of any reserves that the Dissolving Members determine to be necessary for contingent or unforeseen liabilities or obligations of the Company. The Dissolving Members shall select a bank or trust company qualified to do business in the State of Hawaii to act as escrow agent and shall pay over to such escrow agent the aforementioned reserves to be held by it for the purpose of satisfying any of the aforementioned contingencies and, at the expiration of such period as the Dissolving Members deem advisable, to distribute the balance then remaining in the manner hereafter provided.

(iii) The balance, if any, to the Members in accordance with (and to the extent of) their respective positive capital account balances pursuant to Section 12.4(b) hereof.

(b)   Upon liquidation of the Company (or any Member's interest in the Company), liquidating distributions shall in all cases be made in accordance with the positive capital account balances of the Members as determined after taking into account all capital account adjustments for the Company's fiscal year during which such liquidation occurs (other than those made pursuant to this Section 12.4(b) or pursuant to any obligation of a Member to restore a deficit balance in such Member's capital account) by the end of such fiscal year or, if later, within ninety days after the date of such liquidation. Such liquidating distributions shall be made in the order of priority set forth in Section 12.4(a) hereof.

(c)   The Members do not intend or expect that any Member will have a deficit balance in such Member's capital account upon liquidation of the Company or the Member's interest in the Company. If, however, following such a liquidation, a Member has a deficit balance in such Member's capital account after Profits and Losses have been allocated pursuant to Article 6 hereof and all other adjustments have been made to such Member's capital account, such Member shall have no obligation to contribute any money to restore such deficit balance.

(d)   Notwithstanding the provisions of Section 12.4(a) hereof, the Members may by mutual agreement elect to receive assets of the Company in kind, in lieu of the sale of such assets and the distribution of cash proceeds.

(e)   The Members shall execute and deliver such instruments, in form and substance reasonably acceptable to the Dissolving Members, as are necessary to transfer the assets of the Company being sold to any purchasers in dissolution, and each Member agrees to cooperate with the others to effect any distribution of assets in kind to a Member in connection with the dissolution and termination of the Company.

12.5   **Filing of Certificate.** Upon the completion of the foregoing distribution plan, the

Company shall terminate and the Members shall cease to be such, and the Members shall execute and cause to be filed with the Secretary of State of the State of Hawaii a certificate of cancellation or termination of the Company or similar filing.

ARTICLE 13
MISCELLANEOUS PROVISIONS

13.1 **Entire Agreement; Governing Laws.** This Agreement contains the entire agreement of the parties hereto relative to the formation of the Company and otherwise with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, among them with respect thereto. Each of the parties hereto shall at all times do everything reasonably necessary to fully perform and carry out the terms and intent of this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii.

13.2 **Amendments.** This Agreement may not be changed, modified or amended, except upon approval by Members holding a majority of the outstanding Capital Units, voting as a separate class, and by Members holding a majority of the outstanding Preferred Units, voting as a separate class, except that this Agreement may be amended to add any party hereto as a "Member" with the approval of the President or the Board of Directors. No Member shall have any vested rights in this Agreement which may not be modified through an amendment to this Agreement.

13.3 **Estoppel Certificates.** Each Member shall, upon request of any other Member, deliver to the requesting Member or to such other party as the requesting Member directs, a certificate stating (i) whether the Company is in full force and effect; (ii) that this Agreement has not been modified, except by any instrument or instruments identified in said certificate; (iii) that the Member executing such certificate is not aware of any dissociation hereunder by the requesting Member, or, if the Member executing such certificate is aware of such a dissociation, the certificate shall specify the nature and extent thereof; and (iv) such other information as the Member requesting such certificate reasonably requests.

13.4 **Waiver of Partition.** Except as expressly provided in this Agreement, no Member shall, either directly or indirectly, take any action to require partition or appraisement of the Company or any of its assets or properties or cause the sale of any Company property, and notwithstanding any provisions of applicable law to the contrary, each Member (for such Member and such Member's legal representatives, successors and assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to such Member's interest in, or with respect to any assets of, the Company.

13.5 **Dispute Resolution.**

(a) Within twenty (20) days after the giving by any party to any other party hereto of written notice (the "Dispute Notice") that there is such a dispute, controversy or claim, representatives of the parties involved in the dispute with authority to settle the matter shall meet at a mutually acceptable time and place in an effort to reach an amicable resolution.

(b) If said dispute, controversy or claim cannot be resolved or is not resolved through negotiation within thirty (30) days after the giving of the Dispute Notice, the parties agree to try in good faith to settle the dispute by non-binding mediation under the Commercial Mediation Rules of the American Arbitration Association.

(c)   If no amicable resolution is reached as a result of the procedures in subparagraphs (a) and (b) hereof within sixty (60) days after the giving of the Dispute Notice, then the dispute, controversy or claim shall be resolved by binding arbitration to be conducted by three arbitrators (or a single arbitrator if the parties so agree) in Hawaii in accordance with the rules of Dispute Prevention & Resolution, Inc. ("DRP") then in effect, except that the results of any prior mediation among the parties shall not be introduced or divulged in the arbitration. Unless the parties agree upon a single arbitrator, each party shall appoint one arbitrator and the two arbitrators thus appointed shall appoint the arbitral chair. The arbitrators shall be selected by DRP upon receiving notice from any Member that a dispute exists. The decision of a single arbitrator or, if there are three arbitrators, the decision of such arbitrators or a majority of them, shall be final, conclusive and binding on the parties hereto. All proper costs and expenses of such arbitration, including, without limitation, witnesses' fees, attorneys' fees and the fees of the arbitrators, shall be charged to a party or parties in such amounts as the arbitrator (or at least a majority of the arbitrators, if there are three) shall determine at the time of his, her or their decision. Any amounts payable pursuant to the preceding sentence shall bear interest at an annual rate equal to the Bank of America (or other bank designated by the Board of Directors) prime rate plus two percentage points and shall be computed from the date such costs and expenses are incurred until paid in full. In the event of the failure, inability or refusal of any arbitrator to act, a new arbitrator shall be appointed in his or her stead by the DRP. An award made by an arbitrator or arbitrators pursuant to this Section 13.5 shall be binding in all respects. In the resolution of any dispute or controversy as set forth in this Section 13.5, each Member hereby irrevocably waives any right or claim to exemplary or punitive damages in any jurisdiction.

13.6   **Notices.** All notices under this Agreement shall be in writing and shall either be personally delivered or be sent by registered or certified mail, postage prepaid, return receipt requested, to the Members at their respective addresses last recorded on the records of the Company and to the Company at its principal office or at such other address as the Company may hereafter specify by written notice to the Members. Any notice given in the foregoing manner shall be deemed effective as of the date of personal delivery or, if mailed, three business days after its deposit in any regular United States Postal Service depository in accordance with the foregoing.

13.7   **Brokerage.** Each Member represents and warrants that it has not employed or retained any finder or broker in connection with the transactions contemplated by this Agreement. Each Member shall indemnify and hold harmless the other Members and the Company and its officers, directors and managers against all claims for any brokers' or finders' fees made or asserted by any person claiming to have been employed or retained by the indemnifying Member (and/or such Member's affiliates) relative to this transaction and all costs and expenses (including reasonable attorneys' fees) of investigating and defending such claims.

13.8   **Computation of Time.** In computing any period of time prescribed in this Agreement, the day of the event from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or holiday..

13.9   **Execution in Counterparts.** This Agreement may be executed in any number of counterparts, with the same effect as if all parties hereto had signed the same document, and may be executed and delivered by facsimile or other electronic transmission. All counterparts shall be construed together and shall constitute one agreement.

13.10   **Binding Effect.** Subject to the limits on sale, assignment and transfer in this Agreement, each and all of the agreements herein shall be binding upon and inure to the benefit of the Members and their respective successors and assigns.

13.11   **Severability.** If any provision of this Agreement or the application thereof to any person or entity or any circumstance is determined to be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or entities or other circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

13.12   **No Third Party Beneficiaries.** Nothing in, or which may be implied from, this Agreement is intended to confer any rights or remedies upon any person or entity, other than the Members and their successors and permitted assigns, unless expressly stated herein to the contrary. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any capital contribution or otherwise.

13.13   **Captions.** Article and section titles or captions in this Agreement are for convenience and reference only and in no way govern, define, limit, extend or describe the scope of this Agreement or the intent, interpretation or construction of anything in this Agreement.

13.14   **Identification.** Whenever the singular number is used in this Agreement and the context so requires, it shall include the plural, and the masculine gender shall include the feminine and neuter genders.

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